Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2024
1.     HIGHLIGHTS
RE-BASELINING OF THE DEFENSE AND SECURITY BUSINESS, DEFENSE AND SECURITY IMPAIRMENTS AND ACCELERATED RISK RECOGNITION ON LEGACY CONTRACTS
On May 21, 2024, we announced a re-baselining of our Defense and Security business along with impairments and unfavourable contract adjustments related to eight previously identified fixed-price legacy contracts (the Legacy Contracts, as defined in Section 6.2 “Defense and Security” of this MD&A). In the fourth quarter of fiscal 2024, we recorded a $568.0 million non-cash impairment of Defense and Security goodwill and $90.3 million in unfavourable contract profit adjustments as a result of accelerated risk recognition on the Legacy Contracts. We also recorded a $35.7 million impairment of related technology and other non-financial assets which are principally related to the Legacy Contracts.

DISCONTINUED OPERATIONS AND RECLASSIFICATION OF COMPARATIVE FIGURES
On February 16, 2024, we announced the closing of the sale of our Healthcare business. In accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Healthcare segment is presented as discontinued operations. Consequently, the comparative consolidated income statement and consolidated statement of comprehensive income are reclassified as if the operation had been discontinued from the beginning of the comparative year. Unless otherwise indicated, results are presented on a continuing operations basis.

OTHER HIGHLIGHTS
On May 21, 2024, we announced that our Board of Directors approved, subject to the approval of the Toronto Stock Exchange (TSX), the re-establishment of a normal course issuer bid (NCIB). The NCIB is expected to commence shortly after regulatory approvals are obtained. The common shares that may be repurchased under such program over a period of approximately one year will represent up to 5 percent of the issued and outstanding common shares. The establishment of the program and the timing and amount of any purchases under the program is subject to regulatory approvals.

On May 21, 2024, we announced the appointment of Nick Leontidis to the new position of Chief Operating Officer (COO) as part of a senior leadership reorganization to further strengthen our execution capabilities and drive additional synergies between our Defense and Security business and Civil Aviation business. Mr. Leontidis was previously CAE’s Group President, Civil Aviation. As COO, he will have overall responsibility for both of CAE’s Civil and Defense business segments.

FINANCIAL
FOURTH QUARTER OF FISCAL 2024

(amounts in millions, except per share amounts, adjusted ROCE and book-to-sales ratio)		Q4-2024	Q4-2023	Variance $	Variance %
Performance
Revenue		$1,126.3	$1,197.4	$(71.1)	(6%)
Operating (loss) income		$(533.0)	$178.3	$(711.3)	(399%)
Adjusted segment operating income[1]		$125.7	$193.4	$(67.7)	(35%)
Net (loss) income attributable to equity holders of the Company		$(504.7)	$93.6	$(598.3)	(639%)
Basic and diluted earnings per share (EPS) – continuing operations		$(1.58)	$0.29	$(1.87)	(645%)
Basic and diluted EPS – discontinued operations		$0.06	$0.02	$0.04	200%
Adjusted EPS[1]		$0.12	$0.33	$(0.21)	(64%)
Net cash provided by operating activities		$215.2	$180.6	$34.6	19%
Free cash flow[1]		$191.1	$147.6	$43.5	29%
Liquidity and Capital Structure
Capital employed[1]		$7,216.8	$7,621.4	$(404.6)	(5%)
Adjusted return on capital employed (ROCE)[1]	%	5.9%	5.6
Total debt		$3,074.3	$3,250.1	$(175.8)	(5%)
Net debt[1]		$2,914.2	$3,032.5	$(118.3)	(4%)
Growth
Adjusted order intake[1]		$1,550.5	$1,406.2	$144.3	10%
Adjusted backlog[1]		$12,183.9	$10,796.4	$1,387.5	13%
Book-to-sales ratio[1]		1.38	1.17
Book-to-sales ratio for the last 12 months		1.15	1.21
1 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12.1 “Non-IFRS and other financial measure definitions" and Section 12.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2024 I 1

Management’s Discussion and Analysis

FISCAL 2024

(amounts in millions, except per share amounts)	FY2024	FY2023	Variance $	Variance %
Performance
Revenue	$4,282.8	$4,010.6	$272.2	7%
Operating (loss) income	$(185.4)	$466.0	$(651.4)	(140%)
Adjusted segment operating income	$549.7	$538.4	$11.3	2%
Net (loss) income attributable to equity holders of the Company	$(325.3)	$220.6	$(545.9)	(247%)
Basic and diluted EPS – continuing operations	$(1.02)	$0.69	$(1.71)	(248%)
Basic and diluted EPS – discontinued operations	$0.07	$0.01	$0.06	600%
Adjusted EPS	$0.87	$0.87	$—	—%
Net cash provided by operating activities	$566.9	$408.4	$158.5	39%
Free cash flow	$418.2	$333.1	$85.1	26%

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2024 mean the fiscal year ending March 31, 2024;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2023;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of May 27, 2024. It is intended to enhance the understanding of our annual consolidated financial statements and notes for the year ended March 31, 2024 and should therefore be read in conjunction with this document. We have prepared it to help you understand our business, performance and financial condition for the year ended March 31, 2024. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Discontinued operations;
–Business risk and uncertainty;
–Related party transactions;
–Non-IFRS and other financial measures and supplementary non-financial information;
–Changes in accounting policies;
–Internal control over financial reporting;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

2 I CAE Financial Report 2024

Management’s Discussion and Analysis

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Adjusted return on capital employed (ROCE);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 12.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 12.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined in Section 6.2 “Defense and Security” of this MD&A) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE Financial Report 2024 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and health and safety; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, shareholder activism, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; ESG risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 10 “Business risk and uncertainty” of this MD&A. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith, and our ability to complete the integration of the AirCentre business and the separation of the CAE Healthcare business within the anticipated time periods and at the expected cost levels. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this MD&A, refer to Section 10 “Business risk and uncertainty” of this MD&A.

4 I CAE Financial Report 2024

Management’s Discussion and Analysis

3.     ABOUT CAE
3.1       Who we are
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest-fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision
To be the worldwide partner of choice in civil aviation and defence and security by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
3.4       Our strategy
CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Technology and market leadership;
–Revolutionizing training and critical operations;
–Skills and culture.

Efficient growth
Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled solutions and regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing organic and inorganic growth.

Technology and market leadership
We have a rich and long-dated history of customer centricity, innovation and delivering state-of-the-art technology solutions that define the forefront of the industries we operate in. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets.

Revolutionizing training and critical operations
We are a global leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings. Furthermore, our technologies are deployed with a focus on driving sustainability.

Skills and culture
Our core values are innovation, integrity, empowerment, excellence and One CAE. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter.

CAE Financial Report 2024 I 5

Management’s Discussion and Analysis

3.5       Our operations
Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance, repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

On February 16, 2024, we announced the closing of the sale of CAE’s Healthcare business. The Healthcare segment is presented as discontinued operations and you will find more details in Section 9 “Discontinued operations” of this MD&A.

CIVIL AVIATION MARKET
We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of approximately 70 sites, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations, training services agreements and joint ventures with approximately 50 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilots, cabin crew and aircraft maintenance technicians, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 343 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE Rise), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, we operate the largest ab initio flight training network in the world and have approximately 20 cadet training programs globally. With our CAE flight operation solutions, we have further strengthened our position as a technology leader, complementing our flight simulator and training solutions while increasing our total addressable market.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, as we are entering a new era of aviation with Advanced Air Mobility (AAM), disruptive aerospace companies are building new aircraft types from the ground up. This will create a large demand for trained professional pilots to safely fly both passengers and cargo across markets. CAE has already partnered with five electric vertical takeoff and landing (eVTOL) developers in order to support the evolution of this new industry. We are positioned to develop the pilot workforce of the future and ensure safe introduction of eVTOL operations by leveraging our technologies and expertise in aviation safety.

We have established a wealth of experience in developing first‑to‑market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

We believe the Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.5 billion, and headroom for growth.

Market drivers
Demand for training and flight operations solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals;
–Complexity of flight operations solutions;
–Emergence of the newer market for advanced air mobility.

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Management’s Discussion and Analysis

Pilot and maintenance training and industry regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA) and the U.S. Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License, with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Additionally, CAE offers business jet pilots one of the most advanced, respected and accessible training programs in the industry, covering a wide spectrum of business aircrafts. Partnering with CAE gives immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing fleet training options that suit their business.

Our pilot training system, CAE Rise, is well positioned to elevate the pilot training experience. This system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term secular global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training and flight operations solutions.

In commercial aviation, as per the International Air Transport Association (IATA), global air passenger demand, measured by revenue passenger-kilometers (RPKs), has shown a strong increase of 37% for calendar 2023 compared to calendar 2022. For the first three months of calendar 2024, worldwide passenger traffic increased by 17% compared to the first three months of calendar 2023. Passenger traffic in Asia grew by 31%, while in Europe and North America it increased by 11% and 7% respectively over the same period.

Air cargo has seen a slight reduction in demand in recent months, with cargo tonne-kilometers down 2% for calendar 2023 compared to calendar 2022. For the first three months of calendar 2024, cargo tonne-kilometers increased by 13% compared to the first three months of calendar 2023.

In business aviation, the recovery post-COVID has been very strong, reaching a historical peak in calendar 2021. Both the FAA and Eurocontrol, the European Organisation for the Safety of Air Navigation, have shown a decrease in flight activity in the last year. The activity remains above the calendar 2019 average for both FAA and EASA. The FAA has shown a decrease of 4% in the total number of business jet flights, remaining at 12% above calendar 2019 levels, which includes all domestic and international flights over the past 12 months. The European business jet market has declined; according to Eurocontrol, the total number of business aviation flights in Europe have decreased by 6% over the same period, remaining stable with calendar 2019 levels.

Additionally, high inflation, the continuing military hostilities in Ukraine, the war between Hamas and Israel, and industry supply chain issues are causing disruptions to our Civil operations.

Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Both commercial and business aviation fleets are expected to grow over the next decade, with significant backlogs reported by all OEMs. Short and medium-term growth in aircraft fleets may experience pressure as OEMs face supply, capacity, and certification challenges in delivering aircraft.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years including Dassault's Falcon 10X and the Bombardier Global 8000.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.
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Management’s Discussion and Analysis

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, helicopter operators and now AAM.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and operator aircraft fleets have resulted in demand for qualified aviation professionals to support the expected growth of the commercial and business aviation markets. We are well positioned in the training products and services market to address operators’ training requirements.

In June 2023, we released our 2023 Aviation Talent Forecast in which we estimated a global requirement of 1.3 million new aviation professionals over the next ten years to sustain growth in the civil aviation industry and support mandatory retirements. In the commercial aviation domain, the projections show demand for 1.2 million new aviation professionals, including 252,000 pilots, 328,000 maintenance technicians and 599,000 cabin crew professionals. The business aviation segment anticipates 106,000 professionals comprising 32,000 pilots and 74,000 maintenance technicians. Furthermore, we expect additional demand for new professionals in the emerging AAM sector with the future entry-into-service of eVTOL aircraft.

Complexity of flight operations solutions
Airlines need to closely manage their operations which come with daily challenges. To help optimize these operations, we offer a suite of flight service products. This suite of products provides solutions for flight operations including training management, crew management, flight management, airport management, in-flight services management and operations control. These products enable optimized management for schedule disruptions and allows for maximized resources for all personnel and aircrafts.

The benefits for our flight management solution include reduced fuel and carbon emissions for both regular and irregular operations. Our crew and airport management solution decreases disruption related crew costs and improved staff utilization. Finally, our movement management solution decreases delay and cancellation costs for airlines.

Emergence of the newer market for advanced air mobility
AAM and the developing eVTOL aircraft are emerging into a new era of aviation. We look at this new industry as a potential new avenue for pilot training. This technology is expected to promote community acceptance, instill confidence in the public, influence regulators to implement rules and policies that will stimulate growth, and ensure safety in this emerging industry.

DEFENSE AND SECURITY MARKET
Defense and Security addresses the critical needs of its customers operating in complex environments. The ever-changing global landscape requires the U.S. and its allies to prepare for the possibility of near-peer threats across multi‑domain operations in air, land, sea, space and cyber. Aligned with the priorities of U.S. and allied national defence strategies, we leverage our core training and simulation expertise with advanced digital technologies to deliver innovative and scalable solutions that address military training modernization and enhanced mission support requirements.

Our customers depend on synthetic training and next-generation situational awareness to ensure mission success through planning, preparation, and analysis in complex, multi-domain environments. Leveraging our global training system, we work with the military, government, and industry to deliver tailored solutions at the pace and point of need. From mixed-reality task training devices to high‑fidelity full‑mission simulators and aircrews to maintenance technicians, we support more than 85 different platforms across more than 145 sites and all domains. Our extensive suite of simulation-based technologies coupled with advanced capabilities like biometrics, real-time feedback, artificial intelligence (AI) and adaptive rehearsal scenarios enhances training to deliver scalable and integrated solutions to critical personnel.

Utilizing the strength and expertise that spans our global business, our solutions range from turnkey training centres to tailored live, virtual, and constructive solutions at government-owned locations. We are everywhere our customers need us to be with a global network and local expertise to deliver training efficacy at all proficiency levels. At the CAE Dothan Training Center in Alabama, U.S. Army fixed-wing candidates enter initial training, while the U.S. Air Force (USAF) initial entry training is maintained at CAE’s Pueblo Training Center in Colorado. Outside of the U.S., we provide basic and advanced flight training at NATO Flight Training Centres across multiple sites in Canada. Leveraging our expertise and strategic partnerships, we also support training in Europe with the International Flight Training School in Italy, a joint venture with Leonardo, along with providing ab initio training for the German Air Force at CAE’s Bremen Training Centre in Germany and a site in Montpellier, France.

8 I CAE Financial Report 2024

Management’s Discussion and Analysis

As a collaborative partner with industry and government, we enhance customer readiness and mitigate challenges to enable rapid modernization. New generational platforms and programs are rapidly transforming global training and require adaptive approaches to advance defence force readiness. We are essential team members for generational programs like Canada’s Future Aircrew Training (FAcT) through SkyAlyne, our joint venture with KF Aerospace, the MQ-9B SkyGuardian® Remotely Piloted Aircraft Systems (RPAS) with General Atomics Aeronautical Systems, Inc. as well as the Bell Textron’s tiltrotor aircraft for the U.S. Army Future Long Range Assault Aircraft. We continue to create opportunities through partnerships with Lockheed Martin on global C-130 training solutions, Boeing to support mission-critical platforms like the P-8 and CH-47 and our position as the Authorized Training Provider for Bombardier’s Global 6500 for the High Accuracy Detection and Exploitation System. Increasing complexities of contracts and systems drive the industry toward collaboration as we continue to leverage our strategic relationships and culture of innovation to meet the ever-changing market landscape.

The mission readiness of defence and security forces requires connecting customers, platforms and locations in a secured multi‑domain environment for training and rehearsal. A real-time enterprise network, like the USAF Simulators Common Architecture Requirements and Standards (SCARS), is critical in enhancing operational test and training infrastructure and supporting distributed mission training and multi-domain operations. We lead the integration and standardization of aircraft simulators on SCARS to operate and train together in a strict cyber secure environment. Leveraging our expertise on SCARS and other programs like Flight School Training Support Services for the U.S. Army, and the Platforms and Systems Training Contract for the Royal Australian Navy, we address the vast complexity and scale of digital environments, empower decision-makers at every level and advance the rigor of data‑driven capabilities and assessments so that our customers stay ahead of the evolving security landscapes.

We believe the Defense and Security segment is positioned as a strategic partner to achieve transformational digital training solutions, next-generation situational awareness, and multi-domain operations. We estimate our addressable defence market across all five domains to be approximately US$22.7 billion.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Continued increase in defence spending as a reflection of heightened global tensions;
–Expected stable demand on enduring platforms and increased opportunities on next-generation systems and technology;
–Maximization of efficiencies through outsourced training and support services;
–Increased competition straining military aviation recruitment, training and retention;
–Demand for integrated network training systems to support multi-domain conflict;
–Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact.

Continued increase in defence spending as a reflection of heightened global tensions
According to the Stockholm International Peace Research Institute, global military expenditures increased by 6.8% in 2023, reaching US$2.4 trillion. The immediate challenges posed by geopolitical instability and near-peer threats across multi‑domain operations will continue to drive expected increases in defence budgets. Economic headwinds and a potential need to reverse current levels of deficit spending could impact global defence; however, training is fundamental to achieving and maintaining mission readiness and budget pressures will push more training into the cost-effective virtual environment, thus creating increased opportunities for our products, services and digital capabilities.

Expected stable demand on enduring platforms and increased opportunities on next-generation systems and technology
We generate a high degree of recurring business from our strong position on enduring platforms, including long-term service contracts. Defence forces in mature markets maximize the use of their existing platforms through upgrades, updates, and life extension programs of existing assets, creating opportunities for simulator upgrades and training support services. In addition, substantial demand for enduring platforms such as the C-130, P-8, F-16, C295, MH-60R, NH90 and MQ-9 in global defence markets requires new training systems and services. Opportunities continue to expand as defence forces prepare for next-generation platforms, and the ever-increasing interaction and teaming of manned and unmanned systems. Our global reach with critical defence customers in key regions, as well as strategic relationships with OEM provider including Boeing, Lockheed Martin and Bell Textron uniquely position us to support next-generation platforms, and enable the efficient transition from current to future state training.

Maximization of efficiencies through outsourced training and support services
Another driver for our expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to maximize efficiency and enhance readiness, which includes allowing active‑duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training and operational support services. We expect this trend to continue, which aligns directly with our strategy to grow long‑term, recurring services business. We believe governments will increasingly look to industry for training and operational support solutions to achieve faster delivery, lower capital investment requirements, and desired readiness levels.

Increased competition straining military aviation recruitment, training and retention
High demand from the civil commercial and business aviation sector has impacted the recruitment, training and retention of military pilots. The challenge has led to defence forces looking at numerous initiatives to address the potential pilot shortage, including modernization efforts and initiatives related explicitly to training innovation, such as the U.S. Air Force Pilot Training Transformation project and Canada's FAcT program. Defence forces are considering outsourcing instructor pilot positions and adopting new technologies that help make pilot training more effective and efficient to increase throughput, creating opportunities for our products, services and solutions.

CAE Financial Report 2024 I 9

Management’s Discussion and Analysis

Demand for integrated network training systems to support multi-domain conflict
The shift in the nature of the geopolitical environment and the pivot to preparing for a near‑peer adversary, combined with limited personnel and budget pressures, have prompted defence forces globally to outsource the development, management and delivery of training systems required to support today’s complex environments. Increasingly, defence forces are considering a more integrated and holistic approach to training across all domains – air, land, sea, space and cyber. Defence forces are seeking to maximize commonality for increased efficiencies, cost savings, integration and immersive training across multi-domain operations. As a training systems integrator, we leverage our leadership experience on programs like the USAF SCARS, to address the enterprise training network and deliver comprehensive solutions that enhance operational test and training infrastructure and support distributed mission training and multi‑domain operations.

Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact
One of the underlying drivers for our expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are adopting synthetic environments for a greater percentage of their overall approach to improve training effectiveness, reduce operational demands on platforms, lower risks in training and significantly lower costs. Additional benefits of synthetic training mitigate our customers’ environmental impact by providing a safer form of multi-domain training with a significant reduction in the carbon footprint compared to live training in a real environment. At the same time, these digitally immersive synthetic environments, when combined with AI and cloud computing, can provide a tool for planning, course of action analysis, and mission support.

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2024	2023	(decrease)
U.S. dollar (US$ or USD)	1.35	1.35	—%
Euro (€ or EUR)	1.46	1.47	(1%)
British pound (£ or GBP)	1.71	1.67	2%

We used the average quarterly and yearly foreign exchange rates below to value our revenues and expenses throughout the following periods:

			Increase /			Increase /
	Q4-2024	Q4-2023	(decrease)	FY2024	FY2023	(decrease)
U.S. dollar (US$ or USD)	1.35	1.35	—%	1.35	1.32	2%
Euro (€ or EUR)	1.46	1.45	1%	1.46	1.38	6%
British pound (£ or GBP)	1.71	1.64	4%	1.69	1.59	6%

For fiscal 2024, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $80.7 million and an increase in adjusted segment operating income of $8.9 million, when compared to fiscal 2023. We calculated this by translating the current year’s foreign currency revenue and net income of our foreign operations using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 10 "Business risk and uncertainty" of this MD&A. A sensitivity analysis for foreign currency risk is included in Note 30 of our consolidated financial statements.

10 I CAE Financial Report 2024

Management’s Discussion and Analysis

5.     CONSOLIDATED RESULTS
5.1       Results from operations – fourth quarter of fiscal 2024

(amounts in millions, except per share amounts)		Q4-2024	Q3-2024	Q2-2024	Q1-2024	Q4-2023
Continuing operations
Revenue		$1,126.3	1,094.5	1,050.0	1,012.0	1,197.4
Cost of sales		$844.8	791.9	765.3	726.3	860.6
Gross profit		$281.5	302.6	284.7	285.7	336.8
As a % of revenue[2]	%	25.0	27.6	27.1	28.2	28.1
Research and development expenses		$41.7	38.1	33.3	36.7	37.8
Selling, general and administrative expenses		$138.1	140.9	132.3	123.7	134.2
Other (gains) and losses		$36.3	(4.8)	(2.2)	(1.4)	(9.3)
After-tax share in profit of equity accounted investees		$(24.6)	(16.7)	(14.3)	(16.6)	(19.3)
Restructuring, integration and acquisition costs		$55.0	23.5	37.9	15.0	15.1
Impairment of goodwill		$568.0	—	—	—	—
Operating (loss) income		$(533.0)	121.6	97.7	128.3	178.3
As a % of revenue[2]	%	—	11.1	9.3	12.7	14.9
Finance expense – net		$52.4	52.4	47.1	53.1	50.4
(Loss) earnings before income taxes		$(585.4)	69.2	50.6	75.2	127.9
Income tax (recovery) expense		$(80.6)	8.2	(8.3)	7.9	30.8
As a % of earnings before income taxes
(effective tax rate)%		14	12	(16)	11	24
Net (loss) income from continuing operations		$(504.8)	61.0	58.9	67.3	97.1
Net income (loss) from discontinued operations		$20.5	(1.9)	2.2	0.5	4.8
Net (loss) income		$(484.3)	59.1	61.1	67.8	101.9
Attributable to:
Equity holders of the Company		$(484.2)	56.5	58.4	65.3	98.4
Non-controlling interests		$(0.1)	2.6	2.7	2.5	3.5
		$(484.3)	59.1	61.1	67.8	101.9
EPS attributable to equity holders of the Company
Basic and diluted – continuing operations		$(1.58)	0.18	0.17	0.20	0.29
Basic and diluted – discontinued operations		$0.06	(0.01)	0.01	—	0.02

Adjusted segment operating income[2]		$125.7	145.1	135.6	143.3	193.4
Adjusted net income[2]		$38.7	76.6	85.2	76.3	106.1
Adjusted EPS[2]		$0.12	0.24	0.26	0.24	0.33

Revenue was 6% lower compared to the fourth quarter of fiscal 2023
Revenue was $1,126.3 million this quarter, $71.1 million or 6% lower than the fourth quarter of fiscal 2023. Revenue variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2024	2023	Variance $	Variance %
Civil Aviation	$700.8	$661.4	$39.4	6%
Defense and Security	425.5	536.0	(110.5)	(21%)
Revenue	$1,126.3	$1,197.4	$(71.1)	(6%)

You will find more details in Section 6 "Results by segment" of this MD&A.

2 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12.1 “Non-IFRS and other financial measure definitions" and Section 12.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2024 I 11

Management’s Discussion and Analysis

Gross profit was 16% lower compared to the fourth quarter of fiscal 2023
Gross profit was $281.5 million this quarter (25.0% of revenue) compared to $336.8 million (28.1% of revenue) in the fourth quarter of fiscal 2023. The decrease in gross profit and gross profit margin compared to the fourth quarter of fiscal 2023 was mainly due to the impact of unfavourable profit adjustments of $90.3 million recorded this quarter related to the Legacy Contracts in Defense and Security, partially offset by higher revenue recognized in Civil Aviation.

Operating loss was $533.0 million this quarter, a decrease of $711.3 million compared to the fourth quarter of fiscal 2023
Operating loss was $533.0 million this quarter compared to an operating income of $178.3 million (14.9% of revenue) in the fourth quarter of fiscal 2023. Operating income (loss) variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2024	2023	Variance $	Variance %
Civil Aviation	$147.0	$149.3	$(2.3)	(2%)
Defense and Security	(680.0)	29.0	(709.0)	(2,445%)
Operating (loss) income	$(533.0)	$178.3	$(711.3)	(399%)

You will find more details in Section 6 "Results by segment" of this MD&A.

Adjusted segment operating income was 35% lower compared to the fourth quarter of fiscal 2023
Adjusted segment operating income was $125.7 million this quarter (11.2% of revenue) compared to $193.4 million (16.2% of revenue) in the fourth quarter of fiscal 2023. Adjusted segment operating income (loss) variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2024	2023	Variance $	Variance %
Civil Aviation	$191.4	$162.9	$28.5	17%
Defense and Security	(65.7)	30.5	(96.2)	(315%)
Adjusted segment operating income	$125.7	$193.4	$(67.7)	(35%)

You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense - net was 4% higher compared to the fourth quarter of fiscal 2023
Finance expense - net was $52.4 million this quarter, compared to $50.4 million in the fourth quarter of fiscal 2023. The increase was mainly due to higher finance expense on lease liabilities.

Effective tax rate was 14% this quarter
Income tax recovery this quarter amounted to $80.6 million, representing an effective tax rate of 14%, compared to an income tax expense of $30.8 million for the fourth quarter of fiscal 2023, representing an effective tax rate of 24%. The adjusted effective tax rate3 on our adjusted net income was 47% this quarter compared to 23% in the fourth quarter of fiscal 2023. The increase in the adjusted effective tax rate was mainly attributable to the derecognition of tax assets previously recorded in Europe partially offset by the change in the mix of income from various jurisdictions.

Net income from discontinued operations was $20.5 million this quarter
Net income from discontinued operations was $20.5 million this quarter compared to $4.8 million in the fourth quarter of fiscal 2023. The increase compared to the fourth quarter of fiscal 2023 was mainly attributable to the after-tax gain on disposal of discontinued operations of $16.5 million in relation to the sale of the Healthcare business.

You will find more details in Section 9 “Discontinued operations” of this MD&A.

3 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12.1 “Non-IFRS and other financial measure definitions" and Section 12.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
12 I CAE Financial Report 2024

Management’s Discussion and Analysis

5.2       Results from operations – fiscal 2024

(amounts in millions, except per share amounts)		FY2024	FY2023
Continuing operations
Revenue		$4,282.8	4,010.6
Cost of sales		$3,128.3	2,927.1
Gross profit		$1,154.5	1,083.5
As a % of revenue	%	27.0	27.0
Research and development expenses		$149.8	129.0
Selling, general and administrative expenses		$535.0	501.5
Other (gains) and losses		$27.9	(22.4)
After-tax share in profit of equity accounted investees		$(72.2)	(53.2)
Restructuring, integration and acquisition costs		$131.4	62.6
Impairment of goodwill		$568.0	—
Operating (loss) income		$(185.4)	466.0
As a % of revenue	%	—	11.6
Finance expense – net		$205.0	173.6
(Loss) earnings before income taxes		$(390.4)	292.4
Income tax (recovery) expense		$(72.8)	62.6
As a % of earnings before income taxes (effective tax rate)%		19	21
Net (loss) income from continuing operations		$(317.6)	229.8
Net income from discontinued operations		$21.3	2.1
Net (loss) income		$(296.3)	231.9
Attributable to:
Equity holders of the Company		$(304.0)	222.7
Non-controlling interests		$7.7	9.2
		$(296.3)	231.9
EPS attributable to equity holders of the Company
Basic and diluted – continuing operations		$(1.02)	0.69
Basic and diluted – discontinued operations		$0.07	0.01

Adjusted segment operating income		$549.7	538.4
Adjusted net income		$276.8	275.9
Adjusted EPS		$0.87	0.87

Revenue was 7% higher compared to last year
Revenue was $4,282.8 million this year, $272.2 million or 7% higher than last year. Revenue variances by segment were as follows:

(amounts in millions)
Years ended March 31	2024	2023	Variance $	Variance %
Civil Aviation	$2,435.8	$2,166.4	$269.4	12%
Defense and Security	1,847.0	1,844.2	2.8	—%
Revenue	$4,282.8	$4,010.6	$272.2	7%

You will find more details in Section 6 "Results by segment" of this MD&A.

Gross profit was 7% higher compared to last year
Gross profit was $1,154.5 million this year (27.0% of revenue) compared to $1,083.5 million (27.0% of revenue) last year. The increase in gross profit compared to last year was mainly due to higher revenue recognized in Civil Aviation, partially offset by the impact of unfavourable profit adjustments on contracts recorded in the current and prior year, specifically $90.3 million related to the Legacy Contracts recorded in the fourth quarter of fiscal 2024, compared to $28.9 million recorded on two U.S. programs in the first quarter of fiscal 2023.
CAE Financial Report 2024 I 13

Management’s Discussion and Analysis

Operating loss was $185.4 million this year, a decrease of $651.4 million compared to last year
Operating loss was $185.4 million this year compared to an operating income of $466.0 million (11.6% of revenue) last year. Operating income (loss) variances by segment were as follows:

(amounts in millions)
Years ended March 31	2024	2023	Variance $	Variance %
Civil Aviation	$442.0	$430.3	$11.7	3%
Defense and Security	(627.4)	35.7	(663.1)	(1,857%)
Operating (loss) income	$(185.4)	$466.0	$(651.4)	(140%)

You will find more details in Section 6 "Results by segment" of this MD&A.

Adjusted segment operating income was 2% higher compared to last year
Adjusted segment operating income was $549.7 million this year (12.8% of revenue) compared to $538.4 million (13.4% of revenue) last year. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2024	2023	Variance $	Variance %
Civil Aviation	$548.9	$485.3	$63.6	13%
Defense and Security	0.8	53.1	(52.3)	(98%)
Adjusted segment operating income	$549.7	$538.4	$11.3	2%
You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense - net was $31.4 million higher than last year

FY2023 to
(amounts in millions)	FY2024
Finance expense - net, prior period	$173.6
Change in finance expense from the prior period:
Increase in finance expense on long-term debt (other than lease liabilities)	$18.8
Increase in finance expense on lease liabilities	9.2
Decrease in finance expense on royalty obligations	(0.6)
Increase in other finance expense	7.2
Decrease in borrowing costs capitalized	0.9
Increase in finance expense from the prior period	$35.5
Change in finance income from the prior period:
Increase in interest income on loans and finance lease contracts	$(0.7)
Increase in other finance income	(3.4)
Increase in finance income from the prior period	$(4.1)
Finance expense - net, current period	$205.0

Net finance expense was $205.0 million, $31.4 million higher compared to the same period last year. The increase was mainly due to higher finance expense on long-term debt from an increased level of borrowing and higher variable interest rates and higher finance expense on lease liabilities in support of training network expansions.

Effective tax rate was 19% this year
Income tax recovery this year amounted to $72.8 million, representing an effective tax rate of 19%, compared to an income tax expense of $62.6 million for the same period last year, representing an effective tax rate of 21%. The adjusted effective tax rate on our adjusted net income was 17% this year compared to 22% last year. The decrease in the adjusted effective tax rate was mainly attributable to the change in the mix of income from various jurisdictions, the recognition of previously unrecognized deferred tax assets in relation to the statutory combination of certain foreign operations and an income tax benefit resulting from the tax court decision in the first quarter of fiscal 2024, partially offset by the derecognition of tax assets previously recorded in Europe.

Net income from discontinued operations was $21.3 million this year
Net income from discontinued operations was $21.3 million this year, $19.2 million higher compared to the same period last year. The increase was mainly due to the after-tax gain on disposal of discontinued operations of $16.5 million incurred in the fourth quarter of fiscal 2024 in relation to the sale of the Healthcare business.

You will find more details in Section 9 “Discontinued operations” of this MD&A.
14 I CAE Financial Report 2024

Management’s Discussion and Analysis

5.3       Restructuring, integration and acquisition costs

	FY2024	FY2023	Q4-2024	Q4-2023
Integration and acquisition costs	$79.9	$65.8	$15.0	$14.8
Severances and other employee related costs	31.2	2.0	19.7	0.3
Impairment of non-financial assets - net	19.2	1.8	19.2	—
Other costs	1.1	2.8	1.1	—
Impairment reversal of non-financial assets following their
repurposing and optimization	—	(9.8)	—	—
Total restructuring, integration and acquisition costs	$131.4	$62.6	$55.0	$15.1

On February 16, 2024, concurrent with the sale of our Healthcare business, we announced that we will further streamline our operating model and portfolio, optimize our cost structure and create efficiencies. For the year ended March 31, 2024, costs related to this restructuring program totalled $39.3 million and included $15.8 million of severances and other employee related costs and $16.8 million of impairment of intangible assets related to the termination of certain product offerings within the Civil Aviation segment. We expect to record approximately $10 million of additional restructuring expenses over the next two quarters.

For the year ended March 31, 2024, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of AirCentre amounted to $76.8 million (2023 – $48.9 million) and those related to the fiscal 2022 acquisition of L3H MT amounted to $12.9 million (2023 – $17.6 million).

The ongoing integration costs associated with the AirCentre acquisition relate mainly to IT infrastructure migration and integration and are expected to be substantially complete by mid fiscal 2025. While a significant portion of the integration costs associated with the L3H MT acquisition were incurred by the end of fiscal 2023, additional integration costs were incurred in fiscal 2024 following the completion of IT infrastructure and systems integration and structural organizational changes.

For the year ended March 31, 2023, restructuring, integration and acquisition costs include gains on the reversal of impairment of an intangible asset of $6.8 million in the Defense and Security segment and property, plant and equipment of $3.0 million in the Civil Aviation segment, following their repurposing and optimization and new customer contracts and opportunities.

5.4       Impairment of goodwill
We performed the annual impairment test for goodwill during the fourth quarter of fiscal 2024. We determined the recoverable amount of each of our cash generating units (CGUs) based on fair value less costs of disposal calculations using a discounted cash flow model. The recoverable amount of each CGU is calculated using estimated cash flows derived from our five-year strategic plan as approved by the Board of Directors. The cash flows are based on expectations of market growth, industry reports and trends, and past performance. Cash flows subsequent to the five‑year period were extrapolated using a constant terminal value growth rate of 2%, which is consistent with forecasts included in industry reports specific to the industry in which each CGU operates. The discount rates used to calculate the recoverable amounts reflect each CGUs’ specific risks and market conditions, including the market view of risk for each CGU, and range from 9.0% to 10.9%.

In fiscal 2024, the assumptions used in determining the recoverable amount of the Defense and Security CGU using the discounted cash flow model, including expected revenue growth, margin projections and the discount rate, were impacted by the general economic headwinds and the re-baselining of the Defense and Security business resulting in the delayed recovery and growth of the CGU. As a result of the impairment test performed, we recorded a goodwill impairment charge of $568.0 million. The recoverable amount of the Defense and Security CGU after the impairment, based on the fair value less costs of disposal calculation, was $2.1 billion.

Variations in assumptions and estimates, particularly in the expected revenue growth, margin projections and the discount rate could have a significant impact on fair value. For the Defense and Security CGU, a decrease of 1% in expected revenue growth would have resulted in an additional impairment of approximately $85 million, a decrease of 1% in margin projections would have resulted in an additional impairment of approximately $190 million, and an increase of 1% in the discount rate of 10.9% would have resulted in an additional impairment of approximately $245 million.

No impairment charge was identified for the CGUs included in the Civil Aviation segment. A decrease of 1% in expected revenue growth, a decrease of 1% in margin projections, or an increase of 1% in the discount rate would not have resulted in an impairment charge for any of the Civil Aviation CGUs.

You will find more details in Note 14 of our consolidated financial statements.

CAE Financial Report 2024 I 15

Management’s Discussion and Analysis

5.5       Consolidated adjusted orders and adjusted backlog

Adjusted backlog4 13% higher compared to last year

(amounts in millions)	FY2024	FY2023
Obligated backlog[4], beginning of period	$8,961.9	$7,871.4
+ adjusted order intake	4,937.4	4,856.4
- revenue	(4,282.8)	(4,010.6)
+ / - adjustments	(101.2)	244.7
Obligated backlog, end of period	$9,515.3	$8,961.9
Joint venture backlog[4] (all obligated)	464.1	300.2
Unfunded backlog and options[4]	2,204.5	1,534.3
Adjusted backlog	$12,183.9	$10,796.4

Fiscal 2024 adjustments were mainly due to contract cancellations and contract amendments, partially offset by foreign exchange movements.

The book-to-sales ratio for the quarter was 1.38x. The ratio for the last 12 months was 1.15x.

In fiscal 2024, $935.7 million was added to the unfunded backlog and $623.9 million was transferred to obligated backlog.

You will find more details in Section 6 "Results by segment" of this MD&A.

6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation
FISCAL 2024 CONTRACT AWARDS
Civil Aviation obtained contracts this quarter expected to generate future revenues of $832.1 million, including contracts for 7 FFSs. This brings the total civil order intake to $3,025.5 million and 64 FFSs for the year.

Notable contract awards for fiscal 2024 included:
–A 10-year commercial aviation training agreement with Air France KLM Group;
–A multi-year exclusive commercial aviation training agreement with ITA Airways;
–A 10-year commercial training agreement extension with Air Europa;
–A 3-year business aviation training agreement with Solairus Aviation;
–A 4-year air traffic control training agreement with NAV Canada;
–A 7-year next-gen flight operations solutions agreement extension with Saudia;
–Six Boeing B737 Max FFSs and two previous B737 Max FFS options converted to firm orders to Ryanair;
–A 7-year next-gen crew management and aircraft operations solutions agreement with Air India;
–A 5-year business aviation training agreement with Clay Lacy Aviation;
–A 5-year next-gen crew management and flight operations solutions agreement with Wizz Air.

4 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12.1 “Non-IFRS and other financial measure definitions" and Section 12.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
16 I CAE Financial Report 2024

Management’s Discussion and Analysis

FINANCIAL RESULTS

(amounts in millions)		FY2024	FY2023	Q4-2024	Q3-2024	Q2-2024	Q1-2024	Q4-2023
Revenue		$2,435.8	2,166.4	700.8	622.1	572.6	540.3	661.4
Operating income		$442.0	430.3	147.0	101.0	88.4	105.6	149.3
Adjusted segment operating income		$548.9	485.3	191.4	124.2	114.3	119.0	162.9
As a % of revenue[5]	%	22.5	22.4	27.3	20.0	20.0	22.0	24.6
Depreciation and amortization		$272.0	243.4	69.9	70.7	65.2	66.2	64.0
Property, plant and equipment
expenditures		$225.8	240.6	58.0	65.9	37.5	64.4	49.5
Intangible asset expenditures		$109.5	88.6	33.1	21.9	22.7	31.8	24.8
Capital employed[5]		$4,871.7	4,710.4	4,871.7	4,774.6	4,778.8	4,710.9	4,710.4
Adjusted backlog		$6,440.4	5,730.8	6,440.4	6,119.8	5,903.1	5,764.8	5,730.8

Supplementary non-financial information
Simulator equivalent unit		272	257	279	275	268	268	265
FFSs in CAE's network		343	324	343	336	331	327	324
Utilization rate	%	76	72	78	76	71	77	78
FFS deliveries		47	46	17	13	11	6	17

Revenue up 6% compared to the fourth quarter of fiscal 2023
The increase compared to the fourth quarter of fiscal 2023 was mainly due to higher revenue from training services, driven by a more favourable sales mix and higher utilization and increased volume from recently deployed simulators in our network, and higher revenue from simulator lifecycle support services. The increase was partially offset by lower revenue recognized from simulator sales.

Revenue was $2,435.8 million this year, $269.4 million or 12% higher than last year
The increase compared to last year was mainly due to higher revenue from training services, driven by a more favourable sales mix and higher utilization and increased volume from recently deployed simulators in our network, higher revenue from simulator lifecycle support services and the foreign exchange impact on the translation of our foreign operations.

Operating income down 2% compared to the fourth quarter of fiscal 2023
Operating income was $147.0 million (21.0% of revenue) this quarter, compared to $149.3 million (22.6% of revenue) in the fourth quarter of fiscal 2023. This quarter’s operating income included restructuring, integration and acquisition costs of $44.4 million compared to $13.6 million in the fourth quarter of fiscal 2023.

The decrease compared to the fourth quarter of fiscal 2023 was mainly due to higher restructuring, integration and acquisition costs. The decrease was offset by a higher contribution from training services, driven by higher utilization and increased volume from recently deployed simulators in our network and a more favourable sales mix.

Operating income was $442.0 million this year, $11.7 million or 3% higher than last year.
Operating income was $442.0 million (18.1% of revenue) this year, compared to $430.3 million (19.9% of revenue) last year. This year's operating income included restructuring, integration and acquisition costs of $106.9 million compared to $52.0 million last year.

The increase compared to last year was mainly due to a higher contribution from training services, driven by a more favourable sales mix and higher utilization and increased volume from recently deployed simulators in our network. The increase was partially offset by higher restructuring, integration and acquisition costs and higher selling, general and administrative expenses in support of business growth.

Adjusted segment operating income up 17% compared to the fourth quarter of fiscal 2023
Adjusted segment operating income was $191.4 million (27.3% of revenue) this quarter, compared to $162.9 million (24.6% of revenue) in the fourth quarter of fiscal 2023.

The increase compared to the fourth quarter of fiscal 2023 was mainly due to a higher contribution from training services, driven by higher utilization and increased volume from recently deployed simulators in our network and a more favourable sales mix.

5 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12.1 “Non-IFRS and other financial measure definitions" and Section 12.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2024 I 17

Management’s Discussion and Analysis

Adjusted segment operating income was $548.9 million this year, $63.6 million or 13% higher than last year
Adjusted segment operating income was $548.9 million (22.5% of revenue) this year, compared to $485.3 million (22.4% of revenue) last year.

The increase compared to last year was mainly due to a higher contribution from training services, driven by a more favourable sales mix and higher utilization and increased volume from recently deployed simulators in our network. The increase was partially offset by higher selling, general and administrative expenses in support of business growth.

Property, plant and equipment expenditures were $58.0 million this quarter and $225.8 million for the year
Growth capital expenditures were $42.2 million for the quarter and $155.7 million for the year. Maintenance capital expenditures were $15.8 million for the quarter and $70.1 million for the year.

Capital employed increased by $97.1 million compared to last quarter and increased by $161.3 million compared to last year
The increase in capital employed compared to last quarter was due to movements in foreign exchange rates, higher other assets, higher investment in equity accounted investees and higher right-of-use assets. The increase is partially offset by a lower investment in non-cash working capital.

The increase in capital employed compared to last year was due to higher property, plant and equipment, higher investment in equity accounted investees, higher other assets and higher right-of-use assets. The increase was partially offset by a lower investment in non-cash working capital.

Adjusted backlog up 12% compared to last year

(amounts in millions)	FY2024	FY2023
Obligated backlog, beginning of period	$5,555.2	$4,718.3
+ adjusted order intake	3,025.5	2,827.1
- revenue	(2,435.8)	(2,166.4)
+ / - adjustments	(37.4)	176.2
Obligated backlog, end of period	$6,107.5	$5,555.2
Joint venture backlog (all obligated)	332.9	175.6
Adjusted backlog	$6,440.4	$5,730.8

Fiscal 2024 adjustments were mainly due to contract cancellations, partially offset by foreign exchange movements.

This quarter's book-to-sales ratio was 1.19x. The ratio for the last 12 months was 1.24x.

6.2       Defense and Security
RE-BASELINING OF THE DEFENSE AND SECURITY BUSINESS, DEFENSE AND SECURITY IMPAIRMENTS AND ACCELERATED RISK RECOGNITION ON LEGACY CONTRACTS
Within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. For further details, refer to Section 10 “Business risk and uncertainty” of this MD&A. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts). Although only a small fraction of the current business, they have disproportionately impacted overall Defense and Security profitability. The Legacy Contracts include one that was inherited with the fiscal 2022 acquisition of L3Harris Technologies’ Military Training business and have completion dates mainly within the next two fiscal years.

During the fourth quarter of fiscal 2024, we recorded a $568.0 million non-cash impairment of Defense and Security goodwill and $90.3 million in unfavourable contract profit adjustments as a result of accelerated risk recognition on the Legacy Contracts. We also recorded a $35.7 million impairment of related technology and other non-financial assets which are principally related to the Legacy Contracts.

The recognition of risks associated with the Legacy Contracts has been accelerated in the fourth quarter of fiscal 2024 following revised agreements on scope and timing with customers, suppliers and other stakeholders, which resulted in profit adjustments associated with the reassessment of estimated costs.

18 I CAE Financial Report 2024

Management’s Discussion and Analysis

FISCAL 2024 CONTRACT AWARDS
Defense and Security was awarded $718.4 million in orders this quarter and $1,911.9 million in total for fiscal 2024. Unfunded contracts in the quarter were valued at $1.2 million and $935.7 million in total for fiscal 2024.

Notable contract awards for fiscal 2024 included:
–General Dynamics Information Technology to support the U.S. Army Flight School Training Support Services at Fort Novosel, Alabama with training and simulation solutions for initial entry-level and graduate-level rotary wing flight training. Under the terms of the 12-year contract, CAE will build and operate CAE-owned full-flight simulators for the CH-47F and UH-60M platforms to meet the U.S. Army Aviation Center of Excellence’s rotary wing simulation services requirements;
–The U.S. Air Force (USAF) for the modification and maintenance of F-16 training devices;
–General Atomics Aeronautical Systems, Inc. for support of the Remotely Piloted Aircraft System (RPAS) program, delivering aircrew and maintenance technician training, supporting training devices and courseware to meet Canada’s RPAS requirements;
–The USAF to provide Rotary Wing, Introductory Flight Training at the CAE Dothan Training Centre in Dothan, Alabama. The program extends through 2033 and supports all initial USAF rotary-wing air, ground and simulation training;
–The USAF for continuation of flight training on KC-135 devices;
–The Commonwealth of Australia to continue supporting their Australian Defence Force Aerospace Simulator Integrated Support and Training program;
–Leidos to support the U.S. Army High Accuracy Detection and Exploitation System by providing Flight Training Service for the Bombardier Global 6000/6500 Full Flight Simulator at the CAE Dothan Training Center;
–Bell Textron to support the U.S. Army Future Long Range Assault Aircraft program. As part of a teaming arrangement with Bell for their Future Vertical Lift family of systems, CAE is expected to provide maintenance training devices, assist in the development of flight training devices, and deliver other training products;
–The U.S. Army to finalize the development of the Soldier Virtual Trainer prototype to include Weapons Skills Development, the SVT Core computational system, and Intelligent Tutor.

FINANCIAL RESULTS

(amounts in millions)		FY2024	FY2023	Q4-2024	Q3-2024	Q2-2024	Q1-2024	Q4-2023
Revenue		$1,847.0	1,844.2	425.5	472.4	477.4	471.7	536.0
Operating (loss) income		$(627.4)	35.7	(680.0)	20.6	9.3	22.7	29.0
Adjusted segment operating
income (loss)		$0.8	53.1	(65.7)	20.9	21.3	24.3	30.5
As a % of revenue	%	—	2.9	—	4.4	4.5	5.2	5.7
Depreciation and amortization		$96.7	86.8	26.3	23.6	23.2	23.6	23.2
Property, plant and equipment
expenditures		$102.3	25.4	33.3	19.3	23.9	25.8	11.9
Intangible asset expenditures		$26.4	28.2	8.0	5.2	6.7	6.5	9.4
Capital employed		$2,041.2	2,565.0	2,041.2	2,627.0	2,697.4	2,698.6	2,565.0
Adjusted backlog		$5,743.5	5,065.6	5,743.5	5,626.5	5,870.0	5,418.7	5,065.6

Revenue down 21% compared to the fourth quarter of fiscal 2023
The decrease compared to the fourth quarter of fiscal 2023 was mainly due to the impact on revenue of the unfavourable profit adjustments on the Legacy Contracts and lower level of activity on our North American programs.

Revenue was $1,847.0 million this year, $2.8 million higher than last year
The increase compared to last year was mainly due to the foreign exchange impact on the translation of our foreign operations and a higher level of activity on our European and North American programs, partially offset by the impact on revenue of the unfavourable profit adjustments on the Legacy Contracts.

Operating loss was $680.0 million this quarter, a decrease of $709.0 million compared to the fourth quarter of fiscal 2023
Operating loss was $680.0 million this quarter, compared to an operating income of $29.0 million (5.4% of revenue) in the fourth quarter of fiscal 2023. This quarter’s operating loss included the impairment of goodwill of $568.0 million and the impairment of technology and other non-financial assets of $35.7 million. The fourth quarter of fiscal 2024 also included restructuring, integration and acquisition costs of $10.6 million compared to $1.5 million in the fourth quarter of fiscal 2023.

The decrease of $709.0 million compared to the fourth quarter of fiscal 2023 was mainly due to the impairment of goodwill, technology and other non-financial assets, the impact of unfavourable profit adjustments on the Legacy Contracts of $90.3 million, higher restructuring, integration and acquisition costs and higher net research and development expenses. The decrease was also due to lower margins on our North American programs, partially offset by lower selling, general and administrative expenses.

CAE Financial Report 2024 I 19

Management’s Discussion and Analysis

Operating loss was $627.4 million this year, a decrease of $663.1 million compared to last year
Operating loss was $627.4 million this year, compared to an operating income of $35.7 million (1.9% of revenue) last year. This year’s operating loss included the impairment of goodwill of $568.0 million and the impairment of technology and other non-financial assets of $35.7 million. Fiscal 2024 also included restructuring, integration and acquisition costs of $24.5 million compared to $10.6 million last year.

The decrease of $663.1 million compared to last year was mainly due to the impairment of goodwill, technology and other non‑financial assets and the impact of unfavourable profit adjustments on contracts recorded in the current and prior year, specifically $90.3 million related to the Legacy Contracts recorded in the fourth quarter of fiscal 2024, compared to $28.9 million recorded on two U.S. programs in the first quarter of fiscal 2023, and higher restructuring, integration and acquisition costs. The decrease was further due to higher net research and development expenses, partially offset by lower selling, general and administrative expenses.

Adjusted segment operating loss was $65.7 million this quarter, a decrease of $96.2 million compared to the fourth quarter of fiscal 2023
Adjusted segment operating loss was $65.7 million this quarter, compared to an adjusted segment operating income of $30.5 million (5.7% of revenue) in the fourth quarter of fiscal 2023.

The decrease of $96.2 million compared to the fourth quarter of fiscal 2023 was mainly due to the impact of unfavourable profit adjustments on the Legacy Contracts of $90.3 million and higher net research and development expenses. The decrease was also due to lower margins on our North American programs, partially offset by lower selling, general and administrative expenses.

Adjusted segment operating income was $0.8 million this year, $52.3 million or 98% lower than last year
Adjusted segment operating income was $0.8 million this year, compared to $53.1 million (2.9% of revenue) last year.

The decrease of $52.3 million compared to last year was mainly due to the impact of unfavourable profit adjustments on contracts recorded in the current and prior year, specifically $90.3 million related to the Legacy Contracts recorded in the fourth quarter of fiscal 2024, compared to $28.9 million recorded on two U.S. programs in the first quarter of fiscal 2023. The decrease was further due to higher net research and development expenses, partially offset by lower selling, general and administrative expenses.

Capital employed decreased by $585.8 million compared to last quarter and decreased by $523.8 million compared to last year
The decrease compared to last quarter was mainly due to the impairment of goodwill, technology and other non-financial assets, and lower non-cash working capital. The decrease was partially offset by higher right-of-use assets and movements in foreign exchange rates.

The decrease compared to last year was mainly due to the impairment of goodwill, technology and other non-financial assets, and lower non-cash working capital and was partially offset by higher right-of-use assets.

Adjusted backlog up 13% compared to last year

(amounts in millions)	FY2024	FY2023
Obligated backlog, beginning of period	$3,406.7	$3,153.1
+ adjusted order intake	1,911.9	2,029.3
- revenue	(1,847.0)	(1,844.2)
+ / - adjustments	(63.8)	68.5
Obligated backlog, end of period	$3,407.8	$3,406.7
Joint venture backlog (all obligated)	131.2	124.6
Unfunded backlog and options	2,204.5	1,534.3
Adjusted backlog	$5,743.5	$5,065.6

Fiscal 2024 adjustments were mainly due to contract amendments.

This quarter's book-to-sales ratio was 1.69x. The ratio for the last 12 months was 1.04x.

In fiscal 2024, $935.7 million was added to the unfunded backlog and $623.9 million was transferred to obligated backlog.

20 I CAE Financial Report 2024

Management’s Discussion and Analysis

7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1       Consolidated cash movements

(amounts in millions)	FY2024	FY2023	Q4-2024	Q4-2023
Cash provided by operating activities*	$438.8	$522.9	$46.7	$158.5
Changes in non-cash working capital	128.1	(114.5)	168.5	22.1
Net cash provided by operating activities	$566.9	$408.4	$215.2	$180.6
Maintenance capital expenditures[6]	(102.5)	(62.8)	(23.2)	(14.8)
Intangible assets expenditures excluding capitalized development costs	(33.4)	(39.3)	(7.6)	(13.7)
Proceeds from the disposal of property, plant and equipment	4.0	5.7	0.3	0.9
Net payments to equity accounted investees	(43.9)	(10.9)	(3.4)	(0.4)
Dividends received from equity accounted investees	37.1	40.9	6.8	20.6
Other investing activities	(10.2)	(6.3)	(0.8)	(1.2)
Impact of discontinued operations	0.2	(2.6)	3.8	(24.4)
Free cash flow[6]	$418.2	$333.1	$191.1	$147.6
Growth capital expenditures[6]	(227.3)	(206.0)	(68.5)	(48.1)
Capitalized development costs	(114.5)	(87.1)	(34.5)	(22.8)
Net proceeds from the issuance of common shares	7.8	16.3	0.2	0.8
Business combinations, net of cash acquired	—	(6.4)	—	—
Other cash movements, net	—	(28.7)	(2.2)	3.1
Proceeds from disposal of discontinued operations	275.3	—	275.3	—
Effect of foreign exchange rate changes on cash and cash equivalents	(13.7)	16.4	1.3	2.6
Impact of discontinued operations	(0.2)	2.6	(3.8)	24.4
Net change in cash before proceeds and repayment of long-term debt	$345.6	$40.2	$358.9	$107.6
* before changes in non-cash working capital

Net cash provided by operating activities of $215.2 million this quarter
Net cash provided by operating activities was $34.6 million higher compared to the fourth quarter of fiscal 2023. The increase was mainly due to a higher contribution from non-cash working capital, partially offset by lower net income adjusted for non-cash items, including impairment of goodwill and other non-financial assets and deferred income taxes.

Net cash provided by operating activities of $566.9 million this year
Net cash provided by operating activities was $158.5 million higher than the same period last year. The increase was mainly due to a higher contribution from non-cash working capital, partially offset by lower net income adjusted for non-cash items, including impairment of goodwill and other non-financial assets and deferred income taxes.

Free cash flow of $191.1 million this quarter
Free cash flow was $43.5 million higher compared to the fourth quarter of fiscal 2023. The increase was mainly due to a higher net cash provided by operating activities.

Free cash flow of $418.2 million this year
Free cash flow was $85.1 million higher compared to last year. The increase was mainly due to a higher net cash provided by operating activities, partially offset by higher maintenance capital expenditures and higher net payments to equity accounted investees.

Property, plant and equipment expenditures were $91.7 million this quarter and $329.8 million for the year
Growth capital expenditures were $68.5 million this quarter and $227.3 million for the year. Maintenance capital expenditures were $23.2 million this quarter and $102.5 million for the year.

6 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12.1 “Non-IFRS and other financial measure definitions" and Section 12.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2024 I 21

Management’s Discussion and Analysis

7.2       Sources of liquidity

We have a committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit up to a maximum of US$200.0 million (2023 – US$200.0 million).

The total amount available through this revolving credit facility at March 31, 2024 was US$1.0 billion (2023 – US$1.0 billion). There was US$22.1 million drawn under the facility as at March 31, 2024 (2023 – US$320.0 million), and US$18.2 million was used for letters of credit (2023 – US$32.5 million). The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or SOFR plus a margin based on CAE's credit rating.

We manage several bilateral facilities for the issuance of performance bonds, advance payment guarantees or similar instruments. Some of these facilities are covered by an unsecured Export Development Canada Performance Security Guarantee account for US$225.0 million (2023 – US$225.0 million). As at March 31, 2024 the total outstanding for these instruments was $194.4 million (2023 – $198.5 million).

We manage an uncommitted receivable purchase facility of up to US$400.0 million (2023 – US$400.0 million), in which we sell interests in certain of our accounts receivable to third parties for cash consideration. As at March 31, 2024, the carrying amount of the original accounts receivable sold to financial institutions pursuant to the receivable purchase facility totalled $303.7 million (2023 – $266.7 million) of which $44.9 million (2023 – $42.4 million), corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

We have certain debt agreements which require the maintenance of standard financial covenants. As at March 31, 2024, we are compliant with all our financial covenants.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2024	2023
Total long-term debt	$3,074.3	$3,250.1
Less:
Current portion of long-term debt	253.7	133.4
Current portion of lease liabilities	55.2	81.2
Long-term portion of long-term debt	$2,765.4	$3,035.5

Credit rating
In June, 2023, CAE received an initial issuer credit rating of BBB- from S&P Global Ratings with a stable outlook. Such rating was also assigned to CAE's unsecured senior notes Series 1 due in June 2028.

Unsecured senior notes
In June 2023, we completed a private offering of $400.0 million of unsecured senior notes, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028. The net proceeds were used to repay certain indebtedness outstanding under the Revolving Facility and for general corporate purposes. Concurrently, we entered into fixed to fixed cross currency principal and interest rate swap agreements to effectively convert the $400.0 million unsecured senior notes into U.S. dollars. We have designated the swap agreements as a hedge of our net investments in U.S. entities against foreign currency fluctuations.

Term loans
In February 2024, we prepaid a US$175.0 million term loan due in July 2024. In March 2024, we repaid a term loan of US$50.0 million.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Our defined benefit pension plans are considered sufficiently funded. We expect to pay employer contributions and benefits of $30.6 million in fiscal 2025.

In June 2023, we entered into an annuity purchase transaction in which the pension obligations of $168.9 million associated with certain retired members of Canadian defined benefit pension plans were transferred to a third-party insurer. This transaction reduces our future pension liability growth and the funding volatility risk.

7.3       Government participation

We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

You will find more details in Note 26 of our consolidated financial statements.

22 I CAE Financial Report 2024

Management’s Discussion and Analysis

7.4       Contingencies and commitments

Contingencies
From time to time, CAE is involved in legal proceedings, audits, litigations and claims arising in the ordinary course of our business. We operate in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. In addition, contracts with government agencies are subject to procurement regulations and other specific legal requirements. We are also required to comply with tax laws and regulations of any country in which we operate.

We are subject to investigations and audits from various government and regulatory agencies. In addition, CAE may identify, investigate, remediate and voluntarily disclose potential non-compliance with those laws and regulations. As a result, we can be subject to potential liabilities associated with those matters. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we do not believe that the ultimate outcome of these matters will have a material impact on our consolidated financial statements.

Commitments
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five fiscal years and thereafter:

(amounts in millions)	2025	2026	2027	2028	2029	Thereafter	Total
Long-term debt (excluding interest)	$253.7	$265.0	$174.1	$164.1	$644.1	$1,021.4	$2,522.4
Lease liabilities	88.2	75.9	72.1	62.5	53.0	570.3	922.0
Purchase commitments	329.3	127.0	92.0	21.0	5.5	3.2	578.0
	$671.2	$467.9	$338.2	$247.6	$702.6	$1,594.9	$4,022.4

As at March 31, 2024, the Company had additional commitments of $65.9 million related to leases not yet commenced that have not been recognized as a lease liability nor included in the table above.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2024, we had other long-term liabilities that are not included in the table above such as employee benefits obligations and deferred tax liabilities. CAE’s cash obligation in respect of the employee benefits obligations depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.

CAE Financial Report 2024 I 23

Management’s Discussion and Analysis

8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2024	2023
Use of capital[7]:
Current assets	$2,006.5	$2,235.0
Less: cash and cash equivalents	(160.1)	(217.6)
Current liabilities	(2,358.4)	(2,246.7)
Less: current portion of long-term debt	308.9	214.6
Non-cash working capital[7]	$(203.1)	$(14.7)
Property, plant and equipment	2,515.6	2,387.1
Intangible assets	3,271.9	4,050.8
Other long-term assets	2,040.1	1,763.6
Other long-term liabilities	(407.7)	(565.4)
Capital employed	$7,216.8	$7,621.4
Source of capital[7]:
Current portion of long-term debt	$308.9	$214.6
Long-term debt	2,765.4	3,035.5
Less: cash and cash equivalents	(160.1)	(217.6)
Net debt[7]	$2,914.2	$3,032.5
Equity attributable to equity holders of the Company	4,224.9	4,507.7
Non-controlling interests	77.7	81.2
Capital employed	$7,216.8	$7,621.4

Adjusted return on capital employed (ROCE)7
Adjusted ROCE was 5.9% this quarter, which compares to 5.8% in the fourth quarter of last year and 7.0% last quarter.
Non-cash working capital decreased by $188.4 million compared to last year
The decrease was mainly due to lower contract assets and the disposal of the Healthcare business. The decrease was partially offset by higher accounts receivable.

Property, plant and equipment increased by $128.5 million compared to last year
The increase was mainly due to capital expenditures in excess of depreciation.

Intangible assets decreased by $778.9 million compared to last year
The decrease was mainly due to impairment charges incurred, principally related to the impairment of goodwill in Defense and Security, and the disposal of the Healthcare business, partially offset by additions in excess of depreciation.

Other long-term assets increased by $276.5 million compared to last year
The increase was mainly due to higher right-of-use assets in support of training network expansions, higher deferred tax assets and a higher investment in equity accounted investees.

Other long-term liabilities decreased by $157.7 million compared to last year
The decrease was mainly due to lower deferred tax liabilities and lower royalty obligations.

Total debt decreased by $175.8 million compared to last year
The decrease in total debt was mainly due to net repayment of borrowings, partially offset by additions and remeasurements of lease liabilities in support of training network expansions.

7 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12.1 “Non-IFRS and other financial measure definitions" and Section 12.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
24 I CAE Financial Report 2024

Management’s Discussion and Analysis

Net debt8 decreased by $118.3 million compared to last year

(amounts in millions)		FY2024	FY2023
Net debt, beginning of period		$3,032.5	$2,700.1
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)		(345.6)	(40.2)
Effect of foreign exchange rate changes on long-term debt		(6.3)	223.3
Non-cash lease liability movements		177.0	126.1
Other		68.7	23.2
Impact of discontinued operations		(12.1)	—
Change in net debt during the period		$(118.3)	$332.4
Net debt, end of period		$2,914.2	$3,032.5

		As at March 31	As at March 31
Liquidity measures		2024	2023
Net debt-to-capital[8]	%	40.4%	39.8
Net debt-to-EBITDA[8]		15.90	3.81
Net debt-to-adjusted EBITDA[8]		3.17	3.49

Total equity decreased by $286.3 million this year
The decrease compared to last year was mainly due to the net loss realized this year.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 318,312,233 common shares issued and outstanding as at March 31, 2024 with total share capital of $2,252.9 million. In addition, we had 6,459,922 options outstanding. As at April 30, 2024, we had a total of 318,380,758 common shares issued and outstanding and 6,381,934 options outstanding.

Repurchase and cancellation of common shares
On May 21, 2024, we announced that our Board of Directors approved, subject to the approval of the Toronto Stock Exchange (TSX), the re-establishment of a normal course issuer bid (NCIB). The NCIB is expected to commence shortly after regulatory approvals are obtained. The common shares that may be repurchased under such program over a period of approximately one year will represent up to 5 percent of the issued and outstanding common shares. The establishment of the program and the timing and amount of any purchases under the program is subject to regulatory approvals.

Share-based compensation
In August 2023, CAE's shareholders approved the Omnibus Incentive Plan, which allows equity awards to be granted to eligible participants in the form of stock options, restricted share units (RSUs) and performance share unit (PSUs). The total number of shares reserved for issuance under the Omnibus Incentive Plan is 10,000,000. The Omnibus Incentive Plan supplements the existing cash‑settled RSU and PSU plans and stock option plan (collectively, the “Existing Plans”). Awards granted under the Existing Plans will remain outstanding and governed by the respective terms of such plans, but no new awards will be granted under any of the Existing Plans. All awards made under the Omnibus Incentive Plan are considered equity-settled arrangements.

8.2       Off balance sheet arrangements

In the normal course of business, we manage an uncommitted receivable purchase facility in which we sell interests in certain of our accounts receivable to third parties for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Section 7.2 "Sources of liquidity".

8 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12.1 “Non-IFRS and other financial measure definitions" and Section 12.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2024 I 25

Management’s Discussion and Analysis

8.3       Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:
–Cash and cash equivalents, restricted cash and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);
–Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;
–Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:
–Accounts payable and accrued liabilities, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;
–Contingent consideration arising on business combinations and derivative instruments not designated as hedging instruments in a hedge relationship are classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
–The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
–The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;
–The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
–The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

A description of the fair value hierarchy is discussed in Note 28 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

26 I CAE Financial Report 2024

Management’s Discussion and Analysis

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are held with a wide range of commercial and government organizations and agencies. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 10 and Note 28 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. A summary of our exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments is included in Note 30 of our consolidated financial statements.

Client concentration risk
For the year ended March 31, 2024, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 21% (2023 – 23%) of consolidated revenue.

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to hedge our net investment in U.S. entities. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

CAE Financial Report 2024 I 27

Management’s Discussion and Analysis

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facilities and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2024, 93% (2023 – 73%) of the long-term debt bears fixed interest rates.

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our exposure to fluctuations in our share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in our share price impacting the cost of the cash-settled share-based payments plans.

Hedge of net investments in foreign operations
As at March 31, 2024, we have designated a portion of our unsecured senior notes, term loans, revolving credit facility, fixed to fixed cross currency principal and interest rate swap agreements and foreign currency contracts as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long‑term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 30 of our consolidated financial statements.

Indemnifications
In certain transactions involving business dispositions or sales of assets, we may provide indemnification to the counterparties with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the transaction date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration and scope. While some of the indemnifications specify a maximum potential exposure and/or a termination date, many do not.

We believe that, other than liabilities already accrued, the maximum potential future payments that we could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, including insurance, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material our consolidated financial position, net income or cash flows.

28 I CAE Financial Report 2024

Management’s Discussion and Analysis

9.     DISCONTINUED OPERATIONS
On February 16, 2024, we announced the closing of the sale of our Healthcare business to Madison Industries for an enterprise value of $311 million. The total consideration, after preliminary working capital and selling price adjustments, amounted to $293.4 million and is subject to further working capital adjustments based on closing accounts. The final determination of the working capital adjustment will be concluded during fiscal 2025. This transaction better positions CAE to efficiently allocate capital and resources to secure growth opportunities on the horizon in our much larger, core simulation and training markets: Civil Aviation and Defense and Security.
The Healthcare business, which offers healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, is reported as discontinued operations.

The after-tax gain on disposal of the Healthcare business is as follows:

Consideration received in cash	$275.3
Short-term holdback receivable	8.0
Long-term non-contingent receivable	10.1
Total consideration	$293.4
Net assets disposed	$269.6
Impairment of non-financial assets of the disposal group excluded from the sale	7.8
Reclassification to income of gains on foreign currency exchange differences from OCI	(2.5)
Transaction fees and other costs	12.2
Gain on disposal of discontinued operations before income taxes	$6.3
Income tax recovery	(10.2)
After-tax gain on disposal of discontinued operations	$16.5
The net income and other comprehensive (loss) income from discontinued operations are as follows:

	FY2024	FY2023	Q4-2024	Q4-2023
Revenue	$131.7	$192.7	$14.8	$59.1
Expenses	132.7	184.7	20.0	50.8
Operating (loss) income	$(1.0)	$8.0	$(5.2)	$8.3
Finance expense	3.6	4.1	0.6	1.0
(Loss) earnings before income taxes	$(4.6)	$3.9	$(5.8)	$7.3
Income tax (recovery) expense	(9.4)	1.8	(9.8)	2.5
Net income from discontinued operations before after-tax
gain on disposal	$4.8	$2.1	$4.0	$4.8
After-tax gain on disposal of discontinued operations	16.5	—	16.5	—
Net income from discontinued operations	$21.3	$2.1	$20.5	$4.8
For the year ended March 31, 2024, depreciation and amortization of $6.1 million (2023 – $12.0 million) is included in the net income from discontinued operations.

	FY2024	FY2023	Q4-2024	Q4-2023
Foreign currency exchange differences on translation of foreign operations	$0.9	$5.8	$2.6	$(0.1)
Reclassification to income of gains on foreign currency
exchange differences	(2.5)	—	(2.5)	—
Income taxes	(5.4)	—	(5.4)	—
Other comprehensive (loss) income from discontinued operations	$(7.0)	$5.8	$(5.3)	$(0.1)
No amount of net income and other comprehensive income (loss) from discontinued operations are attributable to non‑controlling interest.

CAE Financial Report 2024 I 29

Management’s Discussion and Analysis

As part of the transaction, the major classes of assets and liabilities disposed of were as follows:

Current assets	$112.3
Property, plant and equipment	6.9
Right-of-use assets	9.8
Intangible assets, including goodwill of $120.4 million	168.0
Deferred tax assets	26.5
Other non-current assets	14.5
Assets disposed	$338.0
Current liabilities	$37.1
Long-term debt (lease liabilities), including current portion	12.2
Deferred tax liabilities	1.4
Other non-current liabilities	17.7
Liabilities disposed	$68.4
Net assets disposed	$269.6

As a result of the closing of the sale, royalty obligations related to the discontinued operations of $36.9 million previously presented as liabilities held for sale were converted into R&D obligations as shown in Note 19 of our consolidated financial statements.

The net cash flows from discontinued operations are as follows:

	FY2024	FY2023
Operating activities	$0.4	$3.6
Investing activities	261.6	(12.4)
Financing activities	(1.3)	(1.4)
Net cash flows provided by (used in) discontinued operations	$260.7	$(10.2)
30 I CAE Financial Report 2024

Management’s Discussion and Analysis

10.     BUSINESS RISK AND UNCERTAINTY
Risk strategy and philosophy
We operate in several industry segments which present a variety of risks and uncertainties. Our risk management strategy is forward‑looking and aligned with our business strategy. CAE’s risk-taking activities are undertaken with the understanding that risk‑taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

When making decisions about risk-taking and risk management, we place the highest priority on the following objectives:
–To protect the health and safety of our employees, customers, stakeholders and the general public;
–To protect our reputation and brand;
–To maintain financial strength;
–To effectively and prudently deploy capital invested by our shareholders; and
–To safeguard the expectations we have established with our shareholders, customers and creditors.

The risks and uncertainties described below are risks that we currently believe could materially and adversely affect our business, financial condition and results of operation. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

Risk governance
We maintain strong risk governance practices. Management and the Board discuss the critical risks facing our business quarterly, annually during the strategic planning and budgeting processes, and on an ad hoc basis, as deemed necessary. To mitigate the risks that may impact our business or future performance, management has established an enterprise risk management (ERM) policy and a framework that provides a structured approach to identify, assess, manage, monitor and report on risks.

This framework relies on the Three Lines Model where the business segments, the risk management function and our internal audit function work in collaboration to manage critical risks and continuously improve the risk management process, as presented below.

CAE’s ERM Framework

Management develops and deploys risk strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the critical risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary.

Risk approach and implementation
CAE promotes a strong risk culture that allows individuals and groups to make better risk-informed decisions aligned with our strategic objectives and risk appetite. A strong risk culture also allows us to maximize opportunities. Early identification of risks also helps CAE be more proactive and prevent major incidents. A strong risk culture and common approach to risk management are integral to our risk management practices.

CAE Financial Report 2024 I 31

Management’s Discussion and Analysis

Each business unit and functional group identifies and assesses critical and emerging risks on an ongoing basis. Emerging risks are defined as risks that are not fully understood at the current time because they are developing quickly or unexpectedly, and for which the impacts on CAE are difficult to assess or are in the process of being assessed. Risk owners are responsible for managing risks they own, and for reporting, via the chain of command, the evolution of their risk profile. All risks are either measured quantitatively or assessed qualitatively and aggregated at an enterprise level. Risk assessment criteria provide a consistent risk assessment process and risk ratings.

CAE’s comprehensive enterprise risk profile is updated on a regular basis as well as when a major shift occurs, such as for significant merger and acquisition activity. It is prepared considering CAE’s strategic and business plans and identifies an owner for each risk. It is presented to the Executive Management Committee, and a summary thereof to the Board together with risk management activities to address such risks. All risks or weaknesses are reported to the Executive Management Committee or the Senior Vice President, Investor Relations and Enterprise Risk Management, who assess their potential impact. Depending on the severity, a risk strategy is selected (risk acceptance, transference, avoidance or reduction), implemented, monitored and reported in accordance with the risk management process.

Risk Categories
We have grouped the risks that our business faces in the following categories and investors should read this Business Risk and Uncertainty section in full:
–Strategic: risks arising from inability to implement appropriate business plans or strategies, from inappropriate decision‑making processes or inappropriate utilization or allocation of resources and the inability to adapt to competition and changes in the market or financial environment;
–Operational: risks of loss arising from inadequate or failed internal processes, people, and systems or from external events;
–Cybersecurity: risks arising from breach of technical infrastructure or unauthorized use of technology within CAE resulting in loss of business and personal information;
–Talent: risks arising from failure to effectively manage talent recruitment, development, retention, key person reliance, wellbeing, health and safety, and resource allocation;
–Financial: risks arising from ineffective management of financial tools leading to a loss in revenue/profit, shareholder value and/or CAE’s overall stability;
–Legal and Regulatory: risks arising from failure to comply with local and international laws or to identify proper legal protection (e.g., patents) or to implement appropriate corporate governance practices to shield CAE from unfavourable consequences;
–Environmental, Social & Governance: risks arising from environmental, social and/or governance events, conditions or ineffective practices leading to a tarnished reputation, loss of confidence, legal sanctions, or financial impact;
–Reputational: risks of a tarnished reputation and/or loss of confidence and trust with customers and key stakeholders caused by reputational impacting events; and
–Technological: risks arising from ineffective practices related to IT infrastructure, technology investment and privacy and records retention.

10.1      Strategic risks

Geopolitical uncertainty
Geopolitical developments (e.g., political tensions, changes in government commitment, direction and regulatory requirements) can disrupt CAE’s operations and have a significant impact on CAE’s financial position. Throughout fiscal 2024, global uncertainty continued to intensify, such as continuing military hostilities in Ukraine, war between Hamas and Israel, and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable. Such rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, difficulties or increased costs related to repatriating capital or the expropriation of assets in which we have invested significant resources, particularly when the customers are state‑owned or state-controlled entities. Additionally, geopolitical developments can have potentially wide-ranging consequences for global market volatility and economic conditions, and the resulting impacts to the economy, financial markets, inflation, interest rates and unemployment, among others, could adversely affect CAE’s performance. It is also possible that in the markets we serve, unanticipated political instability and political developments impacting international trade, including trade disputes, increased tariffs and sanctions, may negatively impact markets and cause weaker macroeconomic conditions or drive political or national sentiment, impacting CAE’s operating environment, results and financial position.

As a result of the ongoing conflict in Ukraine, certain countries, including Canada and the U.S., have imposed strict financial and trade sanctions against Russia, which have had, and may continue to have, far-reaching effects on the global economy and energy and commodity prices. CAE has suspended all services and training to Russian airlines and aircraft operators, which has impacted our results of operations in fiscal 2024 and will continue to impact our results going forward. Depending on the extent, duration and severity of the war, it may have the effect of heightening many of the other risks described herein.

Global economic conditions
CAE’s results from operations are sensitive to and may be significantly impacted by changes in the economic conditions of the industries and geographic areas in which we operate. CAE may fail to anticipate and/or react in an agile manner to known and unanticipated global economic conditions (e.g., business cycles, trends, inflation, unemployment, financial soundness, and supplier and consumer confidence). Also, any prolonged or significant impact arising from difficult economic conditions may have an adverse effect on our business, results from operations and financial condition.

32 I CAE Financial Report 2024

Management’s Discussion and Analysis

Competitive business environment
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unexpected moves by existing or new competitors. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Some of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

Moreover, as we expand our product portfolio to software solutions, we face new competitors who are able to leverage a larger installed customer base and their involvement beyond software solutions to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our software at lower prices. We also face competition from niche companies that offer particular software solutions that attempt to address certain problems that our software solves or certain customer needs. We expect to continue to invest significant resources in research and development to continue to enhance our software solutions and leverage a high level of customer satisfaction, but there is no assurance that we can satisfy customer demands as they evolve.

Finally, economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

OEM leverage and encroachment
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business and reap certain critical advantages; an OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

CAE, as an independent training provider and simulator manufacturer, has the ability to replicate certain aircraft platforms without data, parts and equipment from the OEM. Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open-source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Inflation
Our operations are vulnerable to increases in costs of significant inputs, such as energy, components, raw materials, and transportation. Ongoing inflation would further drive up our overall operational costs. We may not be able to pass unplanned increases in costs to our customers in full or at all in a timely manner, successfully negotiate requests for equitable adjustment from our government customers, or otherwise offset such unforeseen cost increases through efficiencies and the like, and as a result any significant increases in our costs and/or the failure of our measures to limit their impact could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

CAE Financial Report 2024 I 33

Management’s Discussion and Analysis

International scope of our business
We have operations in over 40 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2024. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks inherent in conducting business abroad, including, among other things:
–Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof, including with regards to sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements (also known as offset arrangements);
–Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions, trade, work or travel restrictions and other restrictions;
–Recessions and other economic crises in other regions or specific foreign economies and the impact on our cost of doing business in those regions;
–Acts of war, civil unrest, force majeure and terrorism;
–Social and economic instability;
–Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;
–Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;
–Difficulties, delays and expenditures that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; and
–Complexity and corruption risks of using foreign representatives, consultants and other business partners.
While the impact of these risks is difficult to predict, any one of them could adversely affect our financial position, results of operations, reputation and/or cash flows.

Level and timing of defence spending
A significant portion of our revenue is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Australian, Canadian, European, UAE, U.K., U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions, the nature of the international threat environment and the risk of availability of funding influenced by customers’ budget cycles. Fluctuations in defence spending in the markets in which we operate or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations.

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Potential impediments to steady growth include acts of terrorism, health crises, natural disasters, the interruption of global mobility, oil price volatility, increased global environmental regulations or other major world events.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations, price and other competitive factors, fuel prices and geopolitical environment.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving airline customers could impact our revenues and limit our opportunity to generate profits from those customers.

Our ability to penetrate new markets
Penetration of new markets, including as a result of new technologies, represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec and the Government of Canada. We also receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. and the U.K. on eligible R&D activities that we undertake. The level of government financial participation and investment tax credits we receive reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and R&D activities. Moreover, the investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and R&D activities. In addition, these credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants, credits or contributions previously received.
34 I CAE Financial Report 2024

Management’s Discussion and Analysis

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may also incur cost overruns in developing and bringing to market new products.

Evolving standards and technology innovation and disruption
The civil aviation and defense and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. CAE may fail to catch the next wave of market disruption and/or be displaced by disruptive technologies or services due to inadequate resourcing, organization and management of transformation. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers or penetrate new markets successfully. This could reduce our revenue and market share.

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to our fleet to update to the evolving technology. The adoption of new technologies, such as AI, machine learning and unmanned aerial systems or remotely piloted aircraft, presents opportunities for us, but may result in new and complex risks. Also, our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for Civil Aviation applications and from 6 to 24 months or longer for Defense and Security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Incurring these expenditures in a period that has no corresponding revenue will affect our operating results and financial position. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes. As the competitive environment intensifies, the number of bid protests may increase. Significant costs and managerial time are required to prepare bids and proposals for contracts that may not ultimately be awarded to CAE, may be split with competitors, or may be delayed beyond the timeframe we had planned. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our adjusted backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. Moreover, certain foreign governments increasingly rely on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor indefinite delivery/indefinite quantity (ID/IQ), General Services Administration Pricing Schedule and other supply chain leveraging strategies, which may result in greater competition and increased pricing pressure. Furthermore, our competitive environment is also affected by a significant number of bid protests from unsuccessful bidders on new program awards. Bid protests can result in contract modifications or the award decision being reversed and loss of the contract award. Even where a bid protest does not result in the loss of an award, the resolution can extend the time until the contract activity can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations, revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

CAE cannot assure investors that we will effectively manage our growth
Our growth has placed and may continue to place significant demands on our management and operational and financial infrastructure. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may be subject to both transition and growth-related risks, including capacity constraints and pressure on our internal systems and controls, and may need to increase the scale of our infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance we will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot anticipate. Our ability to manage future growth effectively requires us to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture and efficiencies, including our ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact our business performance and results of operations.

CAE Financial Report 2024 I 35

Management’s Discussion and Analysis

Estimates of market opportunity
The estimates of market opportunity included in this MD&A, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates. While our estimates of the addressable markets included in this report were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurately indicative of our future growth. Further, even if the estimates of our market opportunity do prove to be accurate, we could fail to capture a significant portion, or any portion, of the available markets.

Competing priorities
Responding to competing priorities as well as critical and time-sensitive matters as they emerge throughout the organization may divert management’s attention from our key strategic priorities, and cause us to reduce, delay, or alter initiatives that could otherwise increase our long-term value.

10.2      Operational risks

Supply chain disruptions
Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase price pressure from single sourced items and overall project costs and result in declining bid performance. The widening geopolitical fractures and tensions intensify global supply chain imbalances. Further, conservative and protective behaviours from businesses and governments, such as increasing demand and hoarding, as well as increased competition for critical raw materials or components may hinder our ability to secure such commodities in a timely fashion or at budgeted costs or both, thus impacting our operational and financial performance. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations. Delays and volatility specific to our supply chain requirements could ultimately have an overall negative impact on our ability to compete on the market, our client relationships, our growth, reputation, financial performance and cash flows.

Program management and execution
CAE may fail to accurately estimate the resources and costs required to fulfill contract commitments, as well as to effectively manage and control our costs, which may impact our profitability.

When making proposals, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. We may bid on programs for which the work activities, deliverables, and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. Furthermore, we may realize the lost opportunity cost of not bidding on and winning other contracts that we may have pursued otherwise.

Contracts are often long-term and may involve new technologies, unforeseen events, such as technological difficulties, cost fluctuations, significant inflation, problems with suppliers, and cost overruns. These factors affect the cost estimates of the contracts we bid on, which can result in the contractual price becoming less favourable or even unprofitable for us. Our profitability could also be negatively affected if we continue to experience increased labour/material inflationary pressures, economic headwinds and global supply chain disruptions.

If we experience difficulties or do not meet program milestones, we may be unable to achieve program milestones as currently scheduled and may have to devote more resources than originally anticipated, which may impact timely execution and profitability.

Mergers and acquisitions
CAE may fail to achieve the expected strategy, synergies and outcomes associated with the integration of acquired entities. The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, technology investments, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise and where there is strong reliance and dependency on certain key suppliers.

Business continuity
CAE may be unable to recover from business interruptions, including pandemics, natural disasters, political/social unrest, terrorism, and IT disruptions including those at third-party suppliers and service providers, in an efficient and timely manner. Such disruptions may cause delays in the execution of certain programs which require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules to avoid penalties or sanctions under contracts or even the cancellation of some contracts. These business interruptions can also have a detrimental effect on our customers’ operations and may lead to aircraft being grounded and flights delayed. Our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks has also increased since the COVID-19 pandemic, the increased geopolitical tensions and our recent acquisitions.

36 I CAE Financial Report 2024

Management’s Discussion and Analysis

Subcontractors
We engage subcontractors for many of our contracts with whom we may have disputes, including with regard to the quality and timeliness of their work, customer concerns, or their failure to comply with applicable laws. Subcontractors may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems and warranty claims. In connection with our government contracts, we may be required to procure certain materials, components and parts from local suppliers or supply sources approved by government authorities and CAE relies on subcontractors and other suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. Each of these subcontractor risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fixed price and long-term supply contracts
We provide a number of our products and services through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts, including assumptions on future rates of inflation, or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, or we may not be able to successfully negotiate requests for equitable adjustment from our government customers, which could negatively affect the results of our operations. Other contracts involve new technologies and applications and unforeseen events, such as technological challenges, fluctuations in the price of raw materials, a significant increase in inflation, problems with our suppliers and cost overruns, can result in the contractual price becoming less favourable or even unprofitable to us over time. Some of our programs rely on the supply of OEM systems as specified by our customers and over which we may have limited control over pricing and against which our customer contracts may not sufficiently provision to cover unplanned price increases from such OEMs.

In particular, within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

The recognition of risks associated with the Legacy Contracts has been accelerated in the fourth quarter of fiscal 2024 following revised agreements on scope and timing with customers, suppliers and other stakeholders, which resulted in profit adjustments associated with the reassessment of estimated costs. The extent to which the ongoing risk retirement on these programs might impact Defense and Security margins in the coming quarters will depend on the actual timing of program close outs, customer acceptance, and the ability to mitigate associated risks and costs as we continue to execute them.

If our efforts to execute and retire the Legacy Contracts within expected timeframes and within projected costs are not as anticipated, whether individually or in the aggregate, it could result in continuing material impacts on the overall Defense and Security segment financial position and results, the severity of which cannot be predicted at this time.

Continued reliance on certain parties and information
Following an acquisition closing date, CAE may remain reliant on the target’s personnel, good faith, expertise, historical performance, technical resources and information systems, timely support, proprietary information and judgment in providing the services to customers under a transitional services agreement. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with which we contract.

Although we strive to conduct a sufficient level of investigation in connection with any acquisition or related transaction, an unavoidable level of risk remains regarding the accuracy, quality and completeness of the information provided to CAE. There may also be liabilities, deficiencies or other claims associated with companies or assets we acquire that we failed to discover or were unable to quantify accurately or at all in our due diligence which may result in unanticipated costs. CAE may not be in a position to independently verify the accuracy or completeness of such information, and there may be events which may have occurred with respect to acquisition targets, or which may affect the completeness or accuracy of the information provided which are unknown to CAE.

Health and safety
We strive to maintain a safe work environment for all our employees and contractors and for customers training in our facilities, and to mitigate workplace incidents, risks and hazards. As part of our operations, employees may be required to engage in high-risk activities that include handling hazardous materials, operating complex machinery and working in environments that may pose physical hazards. Despite our rigorous safety protocols and training programs, there remains an inherent risk of accidents, injuries or illnesses occurring on the job. Any significant incident could result in operational disruptions, legal liabilities, increased insurance costs, and reputational harm. In addition, failure to comply with health and safety regulations could lead to substantial fines and impact our ability to secure future contracts.
CAE Financial Report 2024 I 37

Management’s Discussion and Analysis

10.3      Cybersecurity risks

Cybersecurity
CAE’s operational continuity and business performance is dependent on the reliability and trust of our digital value chains. These value chains support our critical business, operational and sales functions. CAE could be negatively impacted by threats to the security of its digital, IT and other related electronic systems. CAE could be faced with the risk of disruption, loss, theft, misuse, or unauthorized access to pertinent sensitive data (e.g., intellectual property) and confidential information (e.g., customer, partner and employee information) stored on CAE’s systems and technologies and/or those of its partners, suppliers, and vendors and non‑compliance with regulatory, legislative and commercial security requirements.

Cybersecurity incidents related to our information technology systems, digital platforms and software supply chain are a threat to the integrity, reliability, and availability of technology and data. Cybersecurity incidents may take the form of system failures and non‑availability, software bugs or defects, cyber-attacks, cyber extortion (including ransomware), breaches of systems security, electronic crime, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial-of-service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems.

Continued use of remote work and use of video conferencing and collaborative platforms (initially implemented by CAE in response to the pandemic) has increased the pressure on our information technology infrastructure which, in turn, may increase CAE’s vulnerability to these risks. In addition, subcontractors may, based on the requirements of their participation in our processes, be granted access to our IT platform and software solutions, thereby exposing us to heightened IT and cybersecurity risks.

A successful breach of security of our information systems could lead to theft or misuse of our customers’, employees’, suppliers’, shareholders’, or business contacts’ proprietary, confidential, or personal data information and result in third-party claims against us, reputational harm, regulatory fines or financial loss.

IT, digital and cybersecurity risks could disrupt our operations and cause our airline customers’ operations to be significantly disrupted by having to ground their fleet or delay flights.

Cybersecurity risks include the risk of loss of, corruption of, or unauthorized disclosure or access to business information and data, confidential, classified or restricted information. This may include unauthorized access to information belonging to CAE, our employees, or our business partners, including aircraft OEMs, fixed based operations and customers. These risks expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, regulatory fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation.

Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. This is accentuated by the increasing geopolitical stressors. In addition, the digital transformation, and the adoption of emerging technologies, such as AI, deep fakes, quantum threats, use of automated techniques by adversaries and the increasing use of “frontier” cyber offensive techniques, call for continued focus and investment to manage our risks effectively.

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. CAE may be impacted by cybersecurity risks and similar incidents at our customers, suppliers and partners. These parties have varying levels of cybersecurity maturity, expertise and safeguards. In addition, some of these parties may have an elevated threat condition due their involvement in government and defense contracts, which can similarly elevate the risk to CAE and the likelihood of the threats we face.

38 I CAE Financial Report 2024

Management’s Discussion and Analysis

10.4      Talent risks

Recruitment, development and retention
CAE may be unable to attract, develop and retain top talent, key people and critical roles to achieve CAE’s global strategic objectives. To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce. Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups. The identification and the development of our future leaders are becoming a necessity to secure a solid succession planning for critical roles. Since the pandemic and as broadly reflected in the industry, CAE has been faced with new talent-related challenges and risks, including higher employee mobility, a re-evaluation of employee’s relationship with their workplace and a highly competitive employee marketplace which may make it more difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and causing human impacts that may, in turn, negatively impact our business.

Key personnel and management
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience, including technology developers of our intellectual property. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business. If we were to experience a shortfall, illness or a substantial turnover in our leadership or other key employees or teams, our business, results from operations and financial condition could be materially adversely affected. The emergency succession plan put in place to deal with any situation which requires immediate replacement of our key personnel and management presents logistical challenges in its application and incremental costs to CAE. Failure to successfully implement such a succession plan, where relevant, for key roles, could impair our business until qualified replacements are found.

Corporate culture
We believe that a critical contributor to our success has been our corporate culture, which is based on our core values of One CAE, Innovation, Empowerment, Excellence and Integrity. As we continue to grow and develop, we must effectively integrate, develop and motivate a growing number of new employees, based in various countries around the world, some of whom come to us via acquisitions. In addition, we must preserve our ability to execute quickly in further developing our products and services and implementing new features and initiatives. Preserving our corporate culture is crucial as it affects employee engagement, innovation, and operational effectiveness. Failing to adapt could hinder recruitment, retention, and our overall business strategy execution.

Labour relations
Approximately 2,300 employees are represented by unions and are covered by 54 collective agreements as of March 31, 2024. These collective bargaining agreements have varying terms and expiration dates. If we experience difficulties with renewals and renegotiations of existing collective agreements or if our employees pursue new collective representation, we could incur additional expenses and may be subject to work stoppages, slow-downs or other labour-related disruptions. Any such expenses or delays could adversely affect our programs served by employees who are covered by such agreements or representation.

10.5      Financial risks

Availability of capital
We depend, in part, upon our debt funding and access to capital markets. We have various debt facilities, including lease liabilities, with maturities ranging between calendar 2024 and 2071, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including significant instability or disruptions of the capital markets, a deterioration in or weakening of our financial position due to internal or external factors, restrictions or prohibitions on CAE’s access to these facilities, or significant increase in the cost of one or more of these facilities, including credit facilities or the issuance of medium- and long-term debt, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our unsecured senior notes, term loans and revolving credit facility include standard events of default and covenant provisions whereby accelerated repayment and/or termination of the agreements may result if we were to default on payment or violate certain covenants. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital, and we would be required to obtain amendments or waivers from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Availability of capital could also be negatively impacted should a deterioration of CAE’s financial position result in a reduction or downgrade of its credit rating. This could limit CAE’s access to sources of short-term and long-term debt financing. In addition, this could significantly increase the costs associated with utilizing short-term or long-term debt facilities or future refinancing of such facilities, which would in turn have a material adverse effect on CAE’s business, financial profile and results of operations.

Customer credit risk
We are exposed to credit risk on accounts receivable from our customers. Adverse changes in a customer's financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.
CAE Financial Report 2024 I 39

Management’s Discussion and Analysis

Foreign exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our global network of training, software and services operations, our production operations abroad (mainly in Germany, and the U.S.) and our production operations in Canada as a significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars.

For our Canadian operations, when the Canadian dollar increases in value, it negatively affects the translation of our foreign currency denominated revenue and hence our financial results because our results are consolidated in Canadian dollars for financial reporting purposes. However, when the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility.

Business conducted through our foreign operations are substantially based in local currencies which are translated to Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Effectiveness of internal controls over financial reporting
Our disclosure controls and procedures and internal controls over financial reporting may fail to prevent certain material errors and fraud. A control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to these inherent limitations, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

Any failure of our internal controls could have an adverse effect on our results of operations, harm our reputation and limit our ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in our reported financial information. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

Liquidity risk
CAE faces liquidity risks which stem from holding assets that cannot be readily converted to cash when needed. The increased geopolitical uncertainty and general economic conditions have amplified the unpredictability of business and transaction cycles, thereby bringing uncertainty as to the cash we expect to generate from our operations and our ability to meet financial requirements in the foreseeable future.

Interest rates
We are exposed to risk on the interest rate of our debt. If interest rates increase, our floating rate long-term debt would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially and adversely affect CAE’s financial condition and operating results. Increasing interest rates may also restrict our ability to expand into new markets if we do not have access to debt or equity capital on acceptable terms, which in turn may negatively affect our competitiveness and results of operations. Similarly, changes in interest rates may negatively affect the ability of our customers to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand and ability to pay for our products and services.

Returns to shareholders
Payment of dividends and other cash or capital returns (such as a normal course issuer bid for the repurchase of our outstanding shares) to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, our ability to repatriate cash from our subsidiaries, as well as our dividend and other policies which may be reviewed from time to time.

No assurance can be given as to whether or when CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, there is no assurance that shareholders who have their common shares enrolled in CAE’s Dividend Reinvestment Plan (DRIP) will continue to have their common shares participate in the DRIP, which may have an impact on our cash flows.

Cash disbursements used for the repurchase of our outstanding shares may have an impact on available cash to use to respond to unforeseen challenges or other capital allocation priorities that might have generated higher returns or contributed to CAE's long-term growth.

40 I CAE Financial Report 2024

Management’s Discussion and Analysis

Shareholder activism
We may be subject to legal and business challenges in the operation of our business due to actions instituted by activist shareholders or others who may from time to time engage in proxy solicitations, advance shareholder proposals, attempt to acquire control via a hostile take-over bid or otherwise or attempt to involve themselves in the governance, strategic direction, and operations of CAE. Responding to such challenges can be costly and time-consuming, disrupting operations, requiring us to incur increased advisory fees and related costs, and diverting the attention of CAE’s board, senior management and employees from the pursuit of our business strategies. Perceived uncertainties as to CAE’s future direction resulting from such challenges could result in the loss of potential business opportunities, cause concern to current or potential investors, make it more difficult to attract and retain qualified personnel and business partners, and affect our relationships with vendors, customers and other third parties. Actions of activist shareholders may cause significant fluctuations in the market price for CAE’s securities based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of CAE’s business.

Estimates used in accounting
Accounting for our contracts, notably contracts for the design, engineering, and manufacturing of training devices, requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have an impact on our financial statements including but not limited to impairment testing and fair value determination, and may adversely affect our future results of operations and financial condition.

Impairment risk
The carrying amounts of our non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. Factors that may result in a change in circumstances, indicating that the carrying value of our goodwill or non-financial assets may not be recoverable include reduced future estimated cash flows, slower growth rates than forecasted and a decline in our share price and market capitalization. Change in key assumptions, such as a failure to meet our five-year strategic plan or other unanticipated circumstances, including market conditions, may affect the accuracy or validity of our estimates. Because of the significance of our goodwill and other non-financial assets, any future impairment of these assets could require material non-cash charges to our operating results, which also could have a material adverse effect on our financial condition.

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, thereby negatively impacting our earnings, cash flow and shareholders' equity.

Indebtedness
CAE may achieve strategic growth objectives by financing costs of acquisitions out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of our revolving credit facility or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; negatively impacting the credit rating of our long-term debt; limiting our ability to declare dividends on our common shares or buy back our outstanding shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to our competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; and making it more difficult for us to satisfy our covenants with respect to our indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all in order to repay the principal on such indebtedness when it becomes due.

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness, we may be required to refinance, restructure or otherwise amend or waive some or all of such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favourable as our current financing or that amendments or waivers would be obtained, that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

CAE Financial Report 2024 I 41

Management’s Discussion and Analysis

Acquisition and integration costs
We incur a number of costs associated with completing acquisitions and integrating the operations of CAE and acquired companies. The substantial majority of these costs are non-recurring expenses resulting from an acquisition and will consist of transaction costs related to the acquisition, including financial, legal and accounting costs, facilities and information technology systems costs and employment‑related costs. Such expenses are difficult to estimate accurately and may exceed estimates. We may also fail to accurately forecast the financial impact of an acquisition or other strategic transaction, including tax and accounting charges. Accordingly, the benefits from an acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause our revenue assumptions to be inaccurate.

Sales of additional common shares
Any future issuance of common shares, or other securities convertible into common shares, may result in dilution to present and prospective common shareholders as well as dilution in earnings per share. CAE cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares (or securities convertible into common shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the common shares.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Following a significant decline in the market price of a company’s securities, there may be instances of securities class action litigation being instituted against such company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, financial condition, operating results and future prospects.

Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles. We expect these trends to continue, but may be disturbed by the volatile geopolitical environment, supply chain and/or labour disruptions.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, such as the introduction of Pillar Two Model Rules designed to ensure large multinational enterprises pay a minimum level of tax on income arising in each jurisdiction they operate, could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

Adjusted backlog
Adjusted backlog represents management’s estimate of the aggregate amount of the revenues expected to be realized in the future. The termination, modification, delay, or suspension of multiple contracts may have a material and adverse effect on future revenues and profitability. We cannot guarantee that the revenues initially anticipated in our new orders will be realized in full, in a timely manner, or at all, or that, even if realized, such revenues will result in profits or cash generation as expected, and any shortfall may be significant.

10.6      Legal and regulatory risks

Data rights and governance
In providing services and solutions to clients, we collect, utilize, store and communicate confidential, personal, classified and proprietary information that may be highly sensitive. Any security breach, improper use and other types of unauthorized access or misappropriation of such information could not only lead to regulatory penalties, audits or investigations by various government agencies relating to our compliance with applicable laws, but also damage to our reputation or loss of confidence in our products and services.

Further, the management, use and protection of personal information (or personal data) are becoming increasingly important, particularly given the high value attributed to such information and the potential exposure to operational risks, reputational risks, and regulatory compliance risks, including compliance with the European Union’s General Data Protection Regulation, the U.K.’s General Data Protection Regulation, Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level, the California Consumer Privacy Act, and the proliferation of similar regulatory frameworks in other regions. Compliance with these requirements may prove to be complex and may add to our compliance costs. Further, our use of AI poses evolving risks as we continue to incorporate AI systems into our operations.

42 I CAE Financial Report 2024

Management’s Discussion and Analysis

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into a FOCI mitigation agreement with the U.S. Department of Defense that enables these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. government. Specifically, the mitigation agreement is a Special Security Agreement (SSA) for CAE USA Inc. If CAE fails to maintain compliance with the SSA, the facility security clearances for CAE USA Inc. could be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and could lose the right to perform certain existing contracts with the U.S. government to completion.

Compliance with laws and regulations
CAE operates in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. These laws and regulations may change without notice, which could impact our sales and operations in ways which we cannot predict. Any change could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition. For instance, changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities, could mean that we will not be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue. We could also be required to make unplanned modifications to our products and services, causing delays, higher inventory levels or resulting in postponed or cancelled sales or changes to sales predictions. Our compliance with government import-export regulations (e.g., International Traffic in Arms Regulations) may also be investigated or audited and we can be subject to potential liabilities associated with those matters.

Export control restrictions could also negatively impact our operations. For example, CAE’s technology and services may be subject to export permit approvals and regulatory requirements which could take several months to obtain, thereby resulting in potential delays in obtaining export permits or even preventing us from exporting to certain countries, entities or people in or from a country. Also, failure to comply with export control requirements could lead to fines and/or being excluded from government contracts or subcontracts and reputational damages, which would negatively affect our revenue from operations and profitability and could have a negative effect on our ability to procure other government contracts in the future.

As a contractor to various governments, CAE must comply with procurement regulations and other specific legal requirements, such as sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements (also known as offset arrangements). These regulations and other requirements, although often customary in government contracting, increase our contract performance risks and compliance costs and are regularly evolving. Failure to comply with these regulations and other requirements could negatively impact our revenue from operations and profitability, and could have a negative effect on our ability to procure other government contracts in the future. In various jurisdictions, governments have been pursuing and may continue to pursue policies that could negatively impact our profitability, including seeking to shift additional responsibility and performance risks to the contractor.

In addition, CAE’s global operations are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), the U.K. Bribery Act and other anti-corruption laws. Failure by CAE and its employees or by any business partner or supplier working on our behalf to comply with anti-corruption requirements could result in administrative, civil, or criminal liabilities, including suspension and debarment from bidding for or performing government contracts

Insurance coverage potential gaps
CAE products, services and/or operations can result in injury or damage to customers and other third parties, exposing CAE to substantial claims and litigation. Such claims could relate to, among other things, personal injury, loss of life, property damage and financial loss.

As part of its business operations, CAE maintains a certain level of insurance coverage, subject to varying limits, deductibles or retentions. There can be no assurance that the available insurance will be sufficient in limits and comprehensive in scope to respond to potential claims. Our insurance is purchased from a number of third-party insurers, often in layered insurance arrangements. In the event that limits purchased or coverage may be inadequate, CAE may be forced to bear substantial costs, resulting in an adverse impact on our financial condition, cash flows, or operating results. Moreover, any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could significantly impact the cost and availability of adequate insurance in the future.

Product-related liabilities
Simulators, software solutions and other products sold by CAE may contain defects or may be subject to human error which may present a safety risk. Said defects, or human error due to manual input, could result in warranty claims, potential product liability and personal injury claims and/or major disruption in the operations of our customers. CAE may incur significant costs to issue a product recall or to modify or retrofit these products to ensure their safety, whether these are mandated by aviation authorities or otherwise. In addition to litigation and settlement costs related to liability claims, an adverse judgment against CAE or customers’ fleet being grounded due to potential safety risks in our software solutions may cause reputational damage and have a significant adverse effect on our business and operating results.

CAE Financial Report 2024 I 43

Management’s Discussion and Analysis

CAE may also be subject to product liability claims relating to equipment and services of discontinued operations or businesses sold, whereby CAE has retained past liabilities.

Environmental laws and regulations
CAE is exposed to various environmental risks and is subject to complying with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations could result in penalties, lawsuits and potential harm to our reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Government audits and investigations
Government agencies routinely audit and investigate government contractors, as well as recipients of government grants and contributions, thereby increasing performance and compliance costs. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed or a reduction or reversal of government grants and contributions to R&D programs. Although we work with governments to assess the merits of claims and, where appropriate, reserve for amounts disputed, we could be required to provide repayments to governments which could have a negative effect on our results of operations. We may continue to experience an increased number of audits and challenges to government accounting matters and business systems for current and past years, as well as a lengthened period of time required to close open audits, an increased number of broad requests for information and an increased risk of withholding of payments. If an audit or investigation were to uncover improper or illegal activities, we could be subject to further fines, administrative actions, termination of contracts, forfeiture of profits, suspension of payments or debarment from business with the government. The government could impose additional payment withholds or seek consideration for material not in compliance with associated sourcing standards.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents, industrial designs, trademarks, and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim. As the partner of choice elevating safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party licence agreements. Additionally, in certain of our flight training organizations, we outsource some flying to third-party providers, but ultimately remain accountable for their performance operating for our brand. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

Third-party intellectual property
Our products may contain sophisticated software and computer systems that are supplied to us by third parties. Moreover, our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to such software, systems and data sets on reasonable terms, or at all. Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop certain functionalities, designs, and processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all. The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Foreign private issuer status
As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the U.S., to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (SEC), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In relying on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, CAE is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

44 I CAE Financial Report 2024

Management’s Discussion and Analysis

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. CAE is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and we voluntarily comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

Enforceability of civil liabilities against our directors and officers
CAE is governed by the Canada Business Corporations Act with our principal place of business in Canada. Most of our directors and officers reside in Canada or elsewhere outside the U.S. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon CAE or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. Similarly, some of CAE’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons.

10.7      Environmental, social & governance risks

Extreme climate events and the impact of natural or other disasters (including effects of climate change)
Extreme climate events or natural or other disasters, such as earthquakes, fires, floods and similar events (including effects of climate change) could disrupt our internal operations, damage our infrastructure or properties, endanger our employee's health and safety, impact the availability and cost of materials, resources and services, decrease air travel, amend the regulatory framework, increase insurance and other operating costs and have a material adverse effect on our operating results, financial position or liquidity as well as our business model. In addition, we are exposed to liabilities that are unique to the products and services that we provide, and therefore we cannot be certain that insurance coverage will be sufficient or available to cover all significant risk exposures.

More acute scrutiny and perception gaps regarding ESG matters
Evolving stakeholder expectations with respect to ESG matters may pose risks to CAE’s competitive advantage, brand and reputation, ability to attract and retain talent, financial outlook, cost of capital, global supply chain and business continuity, which may impact our ability to achieve long-term business objectives. Increased public awareness and growing concerns about climate change (including the “anti-flying” movement and tendencies towards sustainable travel initiatives) and the global transition to a low carbon economy result in a broad range of impacts, including potential risks for CAE and its business partners’ market outlook.

CAE may fail to adequately monitor the emerging risks in a rapidly changing ecosystem and to sufficiently address evolving expectations related to corporate culture, business conduct and ethics, responsible management of its supply chain, transparency, respect for human rights, working and safety conditions as well as diversity and inclusion, among other factors, which could affect corporate profitability and reputation.

Additional ESG-related regulations, changes in reporting frameworks and guidance, emergence of ‘’greenwashing’’ legal actions by activist groups, increasing regulatory expectations as well as continuing reforms pertaining to mandatory disclosure create a new and evolving set of compliance risks. Gaps in perception and acceptability of how ESG factors in shareholder value also call for increased vigilance when it comes to ESG reporting and communication.

More acute generalized scrutiny also adds pressure to secure reliable and precise ESG data with clear accountability across the organization and to deploy robust data collection processes with effective controls that will allow external verification in the near future. A lack of precise, auditable and complete data accurately reflecting the progress on CAE’s multi-year roadmap could hinder our credibility as an ESG leader in the industry.

As CAE’s ESG performance is assessed by proxy advisory agencies, we could also face governance issues if we do not meet their expectations.

CAE Financial Report 2024 I 45

Management’s Discussion and Analysis

10.8      Reputational risks

Reputational risk
Reputational risk may arise under many situations including, among other things:
–Quality or performance issues of our products or services and new technologies we launch;
–Inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies;
–Failure to maintain ethically and socially responsible operations;
–Relationships or dealings with customers and other counterparties that could expose CAE to ethics, compliance and reputational risks;
–Negative perceptions regarding the defence and security industry and related product and service offerings;
–Injuries or death arising from health and safety incidents during the operation process or training activities; and
–Alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners.

Any negative publicity about CAE or damage to our image and reputation could have a negative adverse impact on customers' and other key stakeholders’ perception and trust, may prevent CAE to recruit necessary talent and may cause the cancellation of current work or negatively influence our ability to obtain contracts. Many of CAE’s other risks intersect with reputational risk and may therefore amplify this risk.

10.9      Technological risks

Information technology
CAE’s operations depend on information technology infrastructure and applications, hosted internally or outsourced. In expanding product portfolio to software solutions and increasing our focus on digital strategy and AI, this dependence on information technology infrastructure and systems has only grown in importance. Our business also requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs, national defence forces and customers. Any material interruption in technology systems could have a material adverse effect on our business, financial condition, prospects and/or results of operations. Similarly, any material technological issue with our software solutions or with data feeds, infrastructure or systems provided by third parties, may lead to financial loss and/or impairment in our customer's operations.

System modernization, updates and system replacements can temporarily disrupt our business activities and result in productivity disruptions. Conversely, failure to maintain, upgrade, replace or properly implement such new information technology systems could result in increased risk of a cybersecurity incident and have an adverse effect on operational efficiency, revenue or reputation. In addition, the digital transformation and the adoption of emerging technologies, such as AI and machine learning, require continued focus and investment to manage those risks effectively.

Reliance on third-party providers for information technology systems and infrastructure management
Operations for some information technology systems maintenance and support services and infrastructure management functions are outsourced to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on CAE's operations and customers.

Third-party providers’ services are often subscription-based subjecting us to various subscription pricing models based on market trends. Strategic renegotiation of such agreements can be lengthy, and it is important to manage and review performance of our third‑party providers on a continuous basis.

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Management’s Discussion and Analysis

11.  RELATED PARTY TRANSACTIONS
Outstanding balances with our equity accounted investees are as follows:

(amounts in millions)	2024	2023
Accounts receivable	$58.8	$59.5
Contract assets	34.2	25.6
Other non-current assets	22.9	17.1
Accounts payable and accrued liabilities	4.7	5.7
Contract liabilities	64.9	58.0

Transactions with our equity accounted investees are as follows:

(amounts in millions)	2024	2023
Revenue	$258.7	$223.0
Purchases	6.0	4.6
Other income	0.6	1.2

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE and include members of the Board and certain executive officers. The compensation expense of key management for employee services recognized in income are as follows:

(amounts in millions)	2024	2023
Salaries, termination and other short-term employee benefits	$8.7	$7.6
Post-employment benefits – defined benefit plans	3.8	4.4
Share-based payments expense	4.4	1.7
	$16.9	$13.7

For the year ended March 31, 2024, the compensation earned by non-employee Directors amounted to $3.3 million (2023 –  $2.9 million), which include the grant date fair value of deferred share units (DSUs) as well as cash payments.

CAE Financial Report 2024 I 47

Management’s Discussion and Analysis

12.   NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
12.1       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024), the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and the cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 12.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

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Management’s Discussion and Analysis

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 12.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024), the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and the cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 12.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 12.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024), the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and the cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 12.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

CAE Financial Report 2024 I 49

Management’s Discussion and Analysis

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024), the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and the cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 12.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

50 I CAE Financial Report 2024

Management’s Discussion and Analysis

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

12.2       Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

CAE Financial Report 2024 I 51

Management’s Discussion and Analysis

12.3       Non-IFRS measure reconciliations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2024	2023	2024	2023	2024	2023
Operating income (loss)	$147.0	$149.3	$(680.0)	$29.0	$(533.0)	$178.3
Restructuring, integration and acquisition costs	44.4	13.6	10.6	1.5	55.0	15.1
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	—	—	568.0	—	568.0	—
Impairment of technology and other non-financial assets	—	—	35.7	—	35.7	—
Adjusted segment operating income (loss)	$191.4	$162.9	$(65.7)	$30.5	$125.7	$193.4

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2024	2023	2024	2023	2024	2023
Operating income (loss)	$442.0	$430.3	$(627.4)	$35.7	$(185.4)	$466.0
Restructuring, integration and acquisition costs	106.9	52.0	24.5	10.6	131.4	62.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	—	—	568.0	—	568.0	—
Impairment of technology and other non-financial assets	—	—	35.7	—	35.7	—
Impairment reversal of non-financial assets
following their repurposing and optimization	—	3.0	—	6.8	—	9.8
Adjusted segment operating income	$548.9	$485.3	$0.8	$53.1	$549.7	$538.4

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2024	2023	2024	2023
Net (loss) income attributable to equity holders of the Company	$(484.2)	$98.4	$(304.0)	$222.7
Net income from discontinued operations	(20.5)	(4.8)	(21.3)	(2.1)
Restructuring, integration and acquisition costs, after tax	42.3	12.5	101.0	48.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill, after tax	473.7	—	473.7	—
Impairment of technology and other non-financial assets, after tax	27.4	—	27.4	—
Impairment reversal of non-financial assets
following their repurposing and optimization, after tax	—	—	—	7.1
Adjusted net income	$38.7	$106.1	$276.8	$275.9

Average number of shares outstanding (diluted)	318.3	318.7	318.2	318.4

Adjusted EPS	$0.12	$0.33	$0.87	$0.87

52 I CAE Financial Report 2024

Management’s Discussion and Analysis

Calculation of adjusted effective tax rate

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except effective tax rates)	2024	2023	2024	2023
(Loss) earnings before income taxes	$(585.4)	$127.9	$(390.4)	$292.4
Restructuring, integration and acquisition costs	55.0	15.1	131.4	62.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	568.0	—	568.0	—
Impairment of technology and other non-financial assets	35.7	—	35.7	—
Impairment reversal of non-financial assets
following their repurposing and optimization	—	—	—	9.8
Adjusted earnings before income taxes	$73.3	$143.0	$344.7	$364.8

Income tax (recovery) expense	$(80.6)	$30.8	$(72.8)	$62.6
Tax impact on restructuring, integration and acquisition costs	12.7	2.6	30.4	14.4
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on impairment of goodwill	94.3	—	94.3	—
Tax impact on impairment of technology and other non-financial assets	8.3	—	8.3	—
Tax impact on impairment reversal of non-financial assets
following their repurposing and optimization	—	—	—	2.7
Adjusted income tax expense	$34.7	$33.4	$60.2	$79.7

Effective tax rate	14%	24%	19%	21%
Adjusted effective tax rate	47%	23%	17%	22%

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Operating (loss) income	$(185.4)	$466.0
Depreciation and amortization	368.7	330.2
EBITDA	$183.3	$796.2
Restructuring, integration and acquisition costs	131.4	62.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	568.0	—
Impairment of technology and other non-financial assets	35.7	—
Impairment reversal of non-financial assets
following their repurposing and optimization	—	9.8
Adjusted EBITDA	$918.4	$868.6

Net debt	$2,914.2	$3,032.5

Net debt-to-EBITDA	15.90	3.81
Net debt-to-adjusted EBITDA	3.17	3.49

CAE Financial Report 2024 I 53

Management’s Discussion and Analysis

13.   CHANGES IN ACCOUNTING POLICIES
13.1     New and amended standards adopted
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amends IAS 12 - Income taxes to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. This amendment to IAS 12 was adopted in the first quarter of fiscal 2024 and the exception has been applied retrospectively but no adjustments to previously reported figures were required.

Certain other amendments to accounting standards were applied for the first time on April 1, 2023, but did not have a significant impact on our consolidated financial statements.

13.2     New and amended standards not yet adopted
Certain amendments to accounting standards have been published that are not mandatory for March 31, 2024 reporting periods and have not been early adopted. These amendments are not expected to have a material impact on the consolidated financial statements in the current or future reporting periods and on foreseeable future transactions.

Amendments to IAS 1 - Presentation of Financial Statements
In January 2020, IASB issued a narrow-scope amendment to IAS 1 - Presentation of Financial Statements, which clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

In October 2022, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, which specify that for long-term debt with covenants to be complied with after the reporting date, such covenants do not affect the classification of debt as current or non‑current at the reporting date, but do require disclosures in the notes to the financial statements.

Amendments to IAS 1 will be effective for the fiscal period beginning on April 1, 2024.

13.3     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. We believe that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

During the measurement period, for up to 12 months following the acquisition, we recorded adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

54 I CAE Financial Report 2024

Management’s Discussion and Analysis

Impairment of non-financial assets
Our impairment test for goodwill is based on estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Management applies significant judgement in developing the cash flow model, which includes the use of key assumptions including expected revenue growth, margin projections and the discount rates. Management also applies judgement when reflecting the impact surrounding current market view of risk and uncertainty and macroeconomic conditions. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Determining the measure of progress of performance obligations satisfied over time
For contracts where revenue is recognized over time using the cost input method, we apply judgement in estimating the total costs to complete the contract.

The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors.

Management conducts monthly reviews of our estimated costs to complete as well as our revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.
Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 20 of our consolidated financial statements for further details regarding assumptions used.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

CAE Financial Report 2024 I 55

Management’s Discussion and Analysis

14.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of March 31, 2024, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Executive Vice President, Finance and Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2024.

There were no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter and fiscal year 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. During fiscal 2024, our U.S. Defense and Security operations completed the initial phase of implementation of a new ERP system. Management employed appropriate procedures to ensure internal controls over financial reporting were in place during and after the conversion.

15.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

16.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

56 I CAE Financial Report 2024

Management’s Discussion and Analysis

17.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the past three fiscal years.

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
Fiscal 2024
Revenue	$1,012.0	1,050.0	1,094.5	1,126.3	4,282.8
Net income (loss)	$67.8	61.1	59.1	(484.3)	(296.3)
Equity holders of the Company
Continuing operations	$64.8	56.2	58.4	(504.7)	(325.3)
Discontinued operations	$0.5	2.2	(1.9)	20.5	21.3
Non-controlling interests	$2.5	2.7	2.6	(0.1)	7.7
Basic and diluted EPS attributable to equity holders of the Company	$0.20	0.18	0.17	(1.52)	(0.95)
Continuing operations	$0.20	0.17	0.18	(1.58)	(1.02)
Discontinued operations	$—	0.01	(0.01)	0.06	0.07
Adjusted EPS	$0.24	0.26	0.24	0.12	0.87
Average number of shares outstanding (basic)	318.0	318.2	318.3	318.3	318.2
Average number of shares outstanding (diluted)	318.8	319.2	319.1	318.3	318.2
Fiscal 2023
Revenue	$893.7	949.6	969.9	1,197.4	4,010.6
Net income	$3.7	46.3	80.0	101.9	231.9
Equity holders of the Company
Continuing operations	$6.8	44.2	76.0	93.6	220.6
Discontinued operations	$(5.1)	0.3	2.1	4.8	2.1
Non-controlling interests	$2.0	1.8	1.9	3.5	9.2
Basic and diluted EPS attributable to equity holders of the Company	$—	0.14	0.25	0.31	0.70
Continuing operations	$0.02	0.14	0.24	0.29	0.69
Discontinued operations	$(0.02)	—	0.01	0.02	0.01
Adjusted EPS	$0.07	0.19	0.27	0.33	0.87
Average number of shares outstanding (basic)	317.1	317.8	317.9	317.9	317.7
Average number of shares outstanding (diluted)	318.2	318.4	318.3	318.7	318.4
Fiscal 2022
Revenue	$721.1	780.0	816.6	902.2	3,219.9
Net income	$47.3	17.2	28.4	57.1	150.0
Equity holders of the Company
Continuing operations	$43.5	15.7	33.2	47.8	140.2
Discontinued operations	$2.9	(1.7)	(7.0)	7.3	1.5
Non-controlling interests	$0.9	3.2	2.2	2.0	8.3
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.45
Continuing operations	$0.15	0.05	0.10	0.15	0.45
Discontinued operations	$0.01	(0.01)	(0.02)	0.02	—
Adjusted EPS	$0.18	0.17	0.20	0.27	0.82
Average number of shares outstanding (basic)	293.6	316.5	316.9	317.0	311.0
Average number of shares outstanding (diluted)	295.8	318.7	318.7	318.5	312.9

The following table provides selected annual financial information for the past three fiscal years.

(amounts in millions)	2024	2023	2022
Financial position:
Total assets	$9,834.1	$10,436.5	$9,578.8
Total non-current financial liabilities(1)	2,855.4	3,179.6	2,959.9
Total net debt	2,914.2	3,032.5	2,700.1

(1) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

CAE Financial Report 2024 I 57